SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DERMA SCIENCES, INC.

(Name of Subject Company)

DERMA SCIENCES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01

Series A Convertible Preferred Stock, par value $0.01

Series B Convertible Preferred Stock, par value $0.01

(Title of Class of Securities)

249827502

(CUSIP Number of Class of Securities)

John E. Yetter

Derma Sciences, Inc.

214 Carnegie Center, Suite 300

Princeton, NJ 08540

(609) 514-4744

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Todd E. Mason, Esq.

Thompson Hine LLP

335 Madison Avenue

12th Floor

New York, New York 10017

(212) 344-5680

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Derma Sciences, Inc. a Delaware corporation (“Derma” or the “Company”). The address of the Company’s principal executive offices is 214 Carnegie Center, Suite 300, Princeton, New Jersey, 08540, and its telephone number is (609) 514-4744.

Securities

The title of each class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Company Shares”), the Company’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and the Company’s Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock,” and together with the Series A Preferred Stock, the “Company Preferred Stock,” and further together with the Company Shares, the “Shares”). As of January 23, 2017, there were (1) 28,338,012 Company Shares outstanding (excluding Company Shares issuable pursuant to outstanding stock options and Company Shares underlying restricted stock units), (2) 18,598 shares of Series A Preferred Stock outstanding, (3) 54,734 shares of Series B Preferred Stock outstanding, (4) 1,358,395 Company Shares issuable pursuant to outstanding stock options (the “Company Options”) with an exercise price less than the Company Share Offer Price (as defined in “Item 2. Identity and Background of Filing Person—Tender Offer” below), and (5) 339,300 Company Shares underlying restricted stock units (the “Company RSUs”).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Derma, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address” of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to a tender offer (the “Offer”) by Integra Derma, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Integra LifeSciences Holdings Corporation, a Delaware corporation (“Parent”), to purchase:

•	all outstanding Company Shares, at a price of $7.00 per Company Share (the “Company Share Offer Price”);

•	all outstanding shares of the Series A Preferred Stock, at a price of $32.00 per share of Series A Preferred Stock, which is equal to the liquidation preference per share of Series A Preferred Stock established pursuant to the certificate of incorporation of the Company (the “Series A Offer Price”); and

•	all outstanding shares of the Series B Preferred Stock, at price of $48.00 per share of Series B Preferred Stock, which is equal to the liquidation preference per share of Series B Preferred Stock established pursuant to the certificate of incorporation of the Company (the “Series B Offer Price” and, together with the Company Share Offer Price and the Series A Offer Price, as applicable, the “Offer Price”), in each case, net to the seller thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer Documents”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on January 25, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer Documents are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated January 10, 2017, by and among the Company, Parent, and Purchaser. The Merger Agreement provides that, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as an indirect, wholly-owned subsidiary of Parent. Because the Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), upon the satisfaction of the conditions to the Offer and the successful consummation of the Offer, no stockholder vote will be required to consummate the Merger. As a result of, and at the effective time of the Merger (the “Effective Time”), each Company Share or share of Company Preferred Stock not purchased in the Offer (other than (i) any Company Shares or shares of Company Preferred Stock for which the holder has properly demanded the appraisal of such shares pursuant to the DGCL, (ii) any Company Shares held by the Company as treasury stock, or (iii) any Company Shares held directly by Parent or Purchaser or any direct or indirect wholly owned subsidiary of the Company or Parent) will be converted into the right to receive a cash amount, without interest, subject to any withholding of taxes required by applicable law, equal to the applicable Offer Price for such Company Shares and shares of Company Preferred Stock, as applicable. The treatment of equity awards under the Company’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers and Directors” of this Schedule 14D-9. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) that there have been validly tendered in the Offer (in the aggregate) and not validly withdrawn prior to the expiration of the Offer (1) that number of Company Shares and shares of Company Preferred Stock that, together with the number of Company Shares and shares of Company Preferred Stock (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding, voting together as a single class, (2) that number of shares of Series A Preferred Stock that, together with the number of shares of Series A Preferred Stock (if any) then owned by Parent, equals at least a majority of the shares of Series A Preferred Stock then issued and outstanding, and (3) that number of shares of Series B Preferred Stock that, together with the number of shares of Series B Preferred Stock (if any) then owned by Parent, equals at least a majority of the shares of Series B Preferred Stock then issued and outstanding (items (1)-(3) of subparagraph (i) being, collectively, the “Minimum Condition”), (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 14 of the Offer to Purchase. As of the close of business on January 23, 2017, the Minimum Condition would be satisfied if (x) an aggregate of 14,205,673 Shares (including both Company Shares and shares of Company Preferred Stock), (y) 9,300 shares of Series A Preferred Stock, and (z) 27,368 shares of Series B Preferred Stock were validly tendered and not properly withdrawn in the Offer.

Unless extended, the Offer will expire at 12:00 midnight, New York City time, on Wednesday, February 22, 2017 (the “Expiration Date”). The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Purchaser is required to extend the Offer (i) for any period required by applicable law or applicable rules, regulations, interpretations or positions of the SEC and its staff with respect thereto, and (ii) for one or more periods of up to ten (10) business days each until, and including, July 15, 2017 (the “Outside Date”), if at the Expiration Date any of the conditions of the Offer have not been satisfied. Purchaser is not required to extend the Offer beyond the Outside Date. Subject to certain conditions, either Parent or the Company may terminate the Merger Agreement if the Offer has not yet been completed on or prior to the Outside Date.

As set forth in the Schedule TO, the address of the principal executive office of both Parent and Purchaser is 311 Enterprise Drive, Plainsboro, New Jersey 08536. The telephone number of each entity is (609) 275-0500.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates, on the other hand. The board of directors of the Company (the “Derma Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

The Company’s executive officers are: Stephen T. Wills, Executive Chairman and Principal Executive Officer; John E. Yetter, CPA, Executive Vice President, Finance, and Chief Financial Officer; Robert C. Cole, Group President, Traditional Wound Care and Corporate Accounts; and Frederic Eigner, Executive Vice President, Operations, and General Manager of Derma Sciences Canada Inc.

Arrangements between the Company and its Executive Officers and Directors

The Company’s executive officers and the members of the Derma Board may be deemed to have interests in the Offer, the Merger, and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Derma Board was aware of these interests and considered them, along with other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve the Merger Agreement and the Transactions and in recommending that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer Documents, as more fully discussed in “Item 4. The Solicitation or Recommendation—Background of the Offer.”

For further information with respect to the arrangements between the Company and its executive officers and directors described in this Item 3, please also see “Item 8. Additional Information—Golden Parachute Compensation” of this Schedule 14D-9.

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger

If the executive officers and directors of the Company who own Shares tender their Shares for purchase as part of the Offer (or hold Shares at the time of the Merger), they will receive consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares for purchase as part of the Offer. As of January 23, 2017, the executive officers and directors of the Company beneficially owned, in the aggregate, 731,440 Company Shares, excluding Company Shares issuable upon the exercise of Company Options or Company RSUs.

The following table sets forth (i) the number of Company Shares beneficially owned as of January 23, 2017, by each of the Company’s executive officers and directors, excluding Company Shares issuable upon the exercise of Company Options or Company RSUs and (ii) the aggregate cash consideration that would be payable for such Company Shares based on the Company Share Offer Price. None of the Company’s executive officers or directors holds any shares of Company Preferred Stock.

Name	Number of Company Shares Owned	Cash Consideration Payable in Respect of Company Shares
Stephen T. Wills	119,201	$834,407
Srini Conjeevaram	63,942	$447,594
Robert G. Moussa	63,896	$447,272
Brett D. Hewlett	33,750	$236,250
Samuel E. Navarro	12,500	$87,500
John E. Yetter	55,631	$389,417
Robert C. Cole	68,985	$482,895
Frederic Eigner	47,074	$329,518

Total	464,979	$3,254,853

Effect of the Merger and the Offer on Outstanding Equity Awards Held by Executive Officers and Directors of the Company

As of the filing of this Schedule 14D-9, the Company’s directors and executive officers hold Company Options and Company RSUs.

Treatment of Company Options

Pursuant to the terms of the Merger Agreement, each Company Option outstanding immediately prior to the Effective Time that is vested (after taking into account any vesting acceleration provided in the Company’s equity plans or the award agreement applicable to such Company Option by reason of the Merger Agreement or the Offer and the Merger) (each, a “Single-Trigger Company Option”) will automatically, at the Effective Time and without any required action on the part of the holder thereof, be cancelled and will entitle the holder of such Single-Trigger Company Option to receive an amount in cash equal to the product of (i) the excess, if any, of the Company Share Offer Price over the applicable exercise price per Company Share of such Single-Trigger Company Option and (ii) the number of Company Shares for which such Single-Trigger Company Option may be exercised, payable without any interest thereon and subject to any required tax withholdings. If the applicable exercise price per Company Share subject to a Single-Trigger Company Option is equal to or greater than the Company Share Offer Price, such Single-Trigger Company Option shall be cancelled at the Effective Time for no consideration.

Each Company Option outstanding immediately prior to the Effective Time that is not vested (after taking into account any vesting acceleration provided in the Company’s equity plans or award agreement applicable to the Company Option by reason of the Merger Agreement or the Offer and the Merger) (each, a “Double-Trigger Company Option”) will automatically, at the Effective Time and without any required action on the part of the holder thereof, be converted into an option to purchase shares of Parent Common Stock (an “Adjusted Option”) on the same terms and conditions as were applicable to such Double-Trigger Company Option immediately prior to the Effective Time, with the number of shares of Parent Common Stock subject to such Adjusted Option equal to the product of (i) the total number of Company Shares underlying such Double-Trigger Company Option immediately prior to the Effective Time and (ii) the Equity Award Conversion Amount (as defined below), and with the exercise price applicable to such Adjusted Option to equal the quotient obtained by dividing (i) the exercise price per Company Share applicable to such Double-Trigger Company Option immediately prior to the Effective Time by (ii) the Equity Award Conversion Amount. The “Equity Award Conversion Amount” means the amount obtained by dividing the Company Share Offer Price by the volume-weighted average trading price of the Parent Common Stock on NASDAQ for the five consecutive trading days immediately preceding the Closing Date (as defined in the Merger Agreement).

The table below sets forth, for each of the Company’s executive officers and directors, the effect of the foregoing provisions of the Merger Agreement on the Single-Trigger Company Options held by each such executive officer or director, as of January 23, 2017, assuming that the Effective Time occurred on January 23, 2017, and based on the Company Share Offer Price. For Messrs. Yetter, Cole, and Eigner, in the table below, their total number of Company Shares subject to Single-Trigger Company Options for which they will receive consideration at the Effective Time pursuant to the terms of the Merger Agreement includes 24,000 performance-based Company Options. The Compensation Committee will review the performance objectives for such Company Options and determine whether such objectives have been met at its meeting in February 2017. However, for the purposes of this Schedule 14D-9, such performance-based Company Options are reflected as though the performance objectives have been satisfied in full as of the date hereof.

None of the Company’s directors or executive officers holds any Double-Trigger Company Options.

Name	Number of Currently Unvested Single- Trigger Company Options(1)	Number of Currently Vested Single- Trigger Company Options(1)	Total Number of Company Shares Subject to Single- Trigger Company Options(1)		Weighted Average Exercise Price Per Single- Trigger Company Option(2)	Total Cash Consideration for Single- Trigger Company Options
Stephen T. Wills	0	33,750	33,750	(3)	$4.55	$82,700	(3)
Srini Conjeevaram	0	13,750	13,750	(4)	$4.81	$30,050	(4)
Robert G. Moussa	0	21,750	21,750	(5)	$4.57	$52,850	(5)
Brett D. Hewlett	0	20,000	20,000	(6)	$5.12	$37,600	(6)
Samuel E. Navarro	0	0	0		N/A	N/A
John E. Yetter	33,000	62,657	95,657	(7)	$4.21	$266,884	(7)
Robert C. Cole	33,000	62,657	95,657	(8)	$4.21	$266,884	(8)
Frederic Eigner	33,000	62,657	95,657	(9)	$4.21	$266,884	(9)

Total	99,000	277,221	376,221		—	$1,003,852

(1)	These columns include only those Single-Trigger Company Options with exercise prices less than the Company Share Offer Price (collectively, the “In-the-Money STCOs”) and do not include any Single-Trigger Company Options with an exercise price equal to or greater than the Company Share Offer Price (collectively, the “Out-of-the-Money STCOs”), which Out-of-the-Money STCOs will be cancelled at the Effective Time for no consideration pursuant to the terms of the Merger Agreement. For In-the-Money STCOs, (a) the “Number of Currently Unvested Single-Trigger Company Options” column includes those In-the-Money STCOs that are, as of the date hereof, unvested but that will vest as a result of the Transactions and (b) the “Number of Currently Vested Single-Trigger Company Options” column includes those In-the-Money STCOs that are vested prior to the Transactions and are unexercised.
(2)	The “Weighted Average Exercise Price Per Single-Trigger Company Option” column includes weighted average exercise prices only for In-the-Money STCOs.
(3)	Total does not include 33,875 Out-of-the-Money STCOs held by Mr. Wills. As a result, total cash consideration reflects consideration only for those 33,750 In-the-Money STCOs held by Mr. Wills.
(4)	Total does not include 15,375 Out-of-the-Money STCOs held by Mr. Conjeevaram. As a result, total cash consideration reflects consideration only for those 13,750 In-the-Money STCOs held by Mr. Conjeevaram.
(5)	Total does not include 15,375 Out-of-the-Money STCOs held by Mr. Moussa. As a result, total cash consideration reflects consideration only for those 21,750 In-the-Money STCOs held by Mr. Moussa.
(6)	Total does not include 11,000 Out-of-the-Money STCOs held by Mr. Hewlett. As a result, total cash consideration reflects consideration only for those 20,000 In-the-Money STCOs held by Mr. Hewlett.
(7)	Total does not include 100,500 Out-of-the-Money STCOs held by Mr. Yetter. As a result, total cash consideration reflects consideration only for those 95,657 In-the-Money STCOs held by Mr. Yetter.

(8)	Total does not include 100,700 Out-of-the-Money STCOs held by Mr. Cole. As a result, total cash consideration reflects consideration only for those 95,657 In-the-Money STCOs held by Mr. Cole.
(9)	Total does not include 100,200 Out-of-the-Money STCOs held by Mr. Eigner. As a result, total cash consideration reflects consideration only for those 95,657 In-the-Money STCOs held by Mr. Eigner.

Treatment of Company RSUs

Pursuant to the terms of the Merger Agreement, each Company RSU outstanding immediately prior to the Effective Time that is vested (after taking into account any vesting acceleration provided in the Company’s equity plans or the award agreement applicable to such Company RSU by reason of the Merger Agreement or the Offer and the Merger) (each, a “Single-Trigger Company RSU”) will automatically, at the Effective Time and without any required action on the part of the holder thereof, be cancelled and will entitle the holder of such Single-Trigger Company RSU to receive an amount in cash, with respect to the Company Shares underlying such Single-Trigger Company RSU, equal to the product of (i) the Company Share Offer Price and (ii) the number of Company Shares underlying such Single-Trigger Company RSU, payable without any interest thereon and subject to any required tax withholdings.

Each Company RSU outstanding immediately prior to the Effective Time that is not vested (after taking into account any vesting acceleration provided in the Company’s equity plans or award agreement applicable to the Company RSU by reason of the Merger Agreement or the Offer and the Merger) (each, a “Double-Trigger Company RSU”) will automatically, at the Effective Time and without any required action on the part of the holder thereof, be converted into a restricted stock unit award in respect of Parent Common Stock (an “Adjusted RSU”) on the same terms and conditions as were applicable to such Double-Trigger Company RSU immediately prior to the Effective Time, and relating to the number of shares of Parent Common Stock equal to the product of (i) the number of Company Shares subject to such Double-Trigger Company RSU immediately prior to the Effective Time and (ii) the Equity Award Conversion Amount.

The table below sets forth, for each of the Company’s executive officers and directors, the effect of the foregoing provisions of the Merger Agreement on the Single-Trigger Company RSUs held by each such executive officer or director, as of January 23, 2017, assuming that the Effective Time occurred on January 23, 2017, and based on the Company Share Offer Price. For Messrs. Yetter, Cole, and Eigner, in the table below, their total number of Single-Trigger Company RSUs for which they will receive consideration at the Effective Time pursuant to the terms of the Merger Agreement includes 8,000 performance-based Company RSUs each. The Compensation Committee will review the performance objectives for such Company RSUs and determine whether such objectives have been met at its meeting in February 2017. However, for the purposes of this Schedule 14D-9, such performance-based Company RSUs are reflected as though the performance objectives have been satisfied in full as of the date hereof.

None of the Company’s directors or executive officers holds any Double-Trigger Company RSUs.

Name	Number of Single-Trigger Company RSUs	Cash Consideration for Single-Trigger Company RSUs
Stephen T. Wills	27,500	$192,500
Srini Conjeevaram	17,500	$122,500
Robert G. Moussa	17,500	$122,500
Brett D. Hewlett	17,500	$122,500
Samuel E. Navarro	25,000	$175,000
John E. Yetter	8,000	$56,000
Robert C. Cole	8,000	$56,000
Frederic Eigner	8,000	$56,000

Total	129,000	$903,000

Employment Arrangements

Messrs. Yetter, Cole, and Eigner are each entitled to certain severance benefits pursuant to their respective employment agreements, the terms of which are described below. For more information regarding specific severance/termination payments due to each of Messrs. Yetter, Cole, and Eigner, see “Item 8. Additional Information—Golden Parachute Compensation.”

John E. Yetter, CPA

The Company employs Mr. Yetter as its Executive Vice President, Finance, and Chief Financial Officer, pursuant to an employment agreement, dated March 7, 2012 (as amended effective as of December 20, 2012, March 31, 2013 and March 9, 2015), and expiring March 31, 2017, providing for an annual base salary and incentive compensation in the discretion of the Derma Board. The agreement further provides that, upon the Company’s failure to renew the agreement or termination of employment, each without cause (each, a “Severance Event”), Mr. Yetter is entitled to (i) payment of severance compensation in the amount of one-year’s base salary, to be paid in twelve equal monthly installments, (ii) at the Company’s expense, the same health care benefits provided to the Company’s active employees for twelve months following such Severance Event, and (iii) an extension of the period to exercise any options to purchase securities of the Company to the earlier to occur of (a) the expiration thereof, as set forth in the option instrument, or (b) the tenth anniversary of the original grant date of the option instrument (an “Option Exercise Extension”). Mr. Yetter’s receipt of severance benefits and an Option Exercise Extension under his employment agreement is further conditioned upon his release of any claims against the Company. Mr. Yetter’s employment agreement also contains a provision (the “Claw-Back Provision”) relating to the Company’s “claw-back” policy, under which the Company will require the reimbursement of any incentive compensation paid to the executive officers of the Company if the payment was predicated upon financial results that were subsequently the subject of a restatement.

Robert C. Cole

The Company employs Mr. Cole as its Group President, Traditional Wound Care and Corporate Accounts, pursuant to an employment agreement, dated March 7, 2012 (as amended effective as of December 20, 2012, March 31, 2013, and March 9, 2015), and expiring March 31, 2017, providing for an annual base salary and incentive compensation in the discretion of the Derma Board. The agreement further provides that, upon a Severance Event, Mr. Cole is entitled to (i) payment of severance compensation in the amount of one-year’s base salary, to be paid in twelve equal monthly installments, (ii) at the Company’s expense, the same health care benefits provided to the Company’s active employees for twelve months following such Severance Event and (iii) an Option Exercise Extension. Mr. Cole’s receipt of severance benefits and an Option Exercise Extension under his employment agreement is further conditioned upon his release of any claims against the Company. Mr. Cole’s employment agreement also contains a Claw-Back Provision.

Frederic Eigner

The Company employs Mr. Eigner as its Executive Vice President, Operations, and General Manager of Derma Sciences Canada Inc. (“Derma Canada”), pursuant to an employment agreement, dated March 12, 2012 (as amended effective as of December 20, 2012, March 31, 2013 and March 9, 2015), and expiring March 31, 2017, providing for an annual base salary and incentive compensation in the discretion of the Board of Directors. The agreement further provides that, upon a Severance Event, Mr. Eigner is entitled to (i) payment of severance compensation in the amount of the greater of (a) one-year’s base salary, to be paid in twelve equal monthly installments and (b) the amount specified by the laws of Ontario, Canada, to be paid in monthly installments, (ii) at Derma Canada’s expense, for twelve months following such Severance Event, the health care benefits required by the laws of Ontario, Canada, and reimbursement for the cost of health care benefits obtained by Mr. Eigner to the extent comparable benefits and cost coverage is provided to Derma Canada’s active employees and (iii) an Option Exercise Extension. Mr. Eigner’s receipt of severance benefits and an Option Exercise

Extension under his employment agreement is further conditioned upon his release of any claims against the Company. Mr. Eigner’s employment agreement also contains a Claw-Back Provision.

The foregoing summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the respective employment agreement (and related amendments) with each of Messrs. Yetter, Cole, and Eigner, which are filed as Exhibits (e)(9) through (e)(20) hereto and are incorporated herein by reference.

Transaction and Retention Arrangements

Prior to the Effective Time, the Company is permitted to approve and enter into cash-based transaction and/or retention bonus arrangements with employees of the Company and its Subsidiaries. No such individual transaction or retention bonuses have been paid as of the date of this Schedule 14D-9.

If and when such transaction or retention bonuses are awarded, they will be subject to the following terms: (1) the maximum aggregate amount allocable to Mr. Wills will be up to $1,200,000 less the amount of an expected $200,000 bonus to be paid in February 2017 to Mr. Wills in respect of services provided during 2016; (2) the maximum aggregate amount allocable to the executive and management team of the Company, other than Mr. Wills, for retention bonuses will be $750,000; (3) the maximum aggregate amount allocable to the direct sales representatives and related support personnel of the Company and its Subsidiaries (as defined in the Merger Agreement) will be $288,000; and (4) the individual employees eligible to receive any such bonus, the amount of such bonus allocated to any individual employee, and the terms and conditions applicable to any individual employee’s bonus will be subject to the prior written consent of Parent.

Employee Matters Following Closing

Pursuant to the Merger Agreement, Parent has agreed that for a period from the Effective Time until December 31, 2017, Parent will provide, or cause the Parent Subsidiaries (as defined in the Merger Agreement) to provide, to each Continuing Employee (a) base compensation that is not less favorable than the base compensation provided to such Continuing Employee immediately prior to the Effective Time and (b) benefits (including target annual cash bonus opportunities but excluding equity or equity-linked compensation and benefits under defined benefit plans) to each Continuing Employee that, taken as a whole, have a value that is substantially similar in the aggregate as such benefits provided to similarly-situated employees of Parent and the Parent Subsidiaries, or provided to such Continuing Employee immediately prior to the Effective Time, as determined by Parent in its discretion.

The foregoing summary of employee benefits matters does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated by reference herein.

Section 16 Matters

Pursuant to the Merger Agreement, the Company will take all reasonable steps as may be required to cause any dispositions of Company Shares (including derivative securities with respect to Company Shares) resulting from the Transactions by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the terms of the Merger Agreement, prior to the acceptance for payment of Shares validly tendered pursuant to the Offer (the “Acceptance Time”), the Compensation Committee will approve each agreement, arrangement, or understanding entered into by the Company with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule

14d-10(d)(1) under the Exchange Act, and otherwise will take all necessary and appropriate actions to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Director Bonuses

Prior to the Effective Time, the Company is permitted to grant a cash bonus to each member of the Derma Board, not to exceed $450,000 in the aggregate, 50% of which will be paid upon the Effective Time. No such individual bonuses have been paid as of the date of this Schedule 14D-9.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that all rights to indemnification existing in favor of the present and former directors and officers of the Company or its subsidiaries (the “Acquired Companies”) for their actions and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation, bylaws and other charter and organizational documents of the applicable Acquired Companies (as in effect as of the date of the Merger Agreement) and as provided in specified indemnification agreements between the Acquired Companies and such persons, if any, shall survive the Merger and shall be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware law for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim even if such disposition occurs after the expiration of the six-year period.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, Parent will maintain, for events occurring prior to the Closing Date (as defined in the Merger Agreement), directors’ and officers’ liability insurance (“D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing D&O Insurance of the Company, or, if substantially equivalent D&O Insurance coverage is unavailable, then the best available D&O Insurance coverage then available. The requirement can also be satisfied if prepaid six-year “tail” policies have been obtained prior to the Effective Time. However, in no event shall Parent be required to pay an annual premium for the D&O Insurance in excess of 200% of the last annual premium paid by the Company prior to January 10, 2017.

Arrangements between the Company and its Affiliates

Letter Agreement with the Galen Partnerships

In connection with the Merger Agreement, Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. (collectively, the “Galen Partnerships”) entered into a letter agreement, dated as of January 9, 2017, with the Company (the “Letter Agreement”). Pursuant to the Letter Agreement, the Galen Partnerships, in their capacity as holders of shares of both Series A Preferred Stock and Series B Preferred Stock, provided consent to the Merger (effective immediately after the execution and delivery of the Merger Agreement) and agreed to tender their shares of Preferred Stock pursuant to the Offer. The Galen Partnerships collectively hold 15,627 outstanding shares of Series A Preferred Stock, representing approximately 84.03% of the total shares of Series A Preferred Stock outstanding on January 23, 2017 and 52,085 outstanding shares of Series B Preferred Stock, representing approximately 95.16% of the total shares of Series B Preferred Stock outstanding on January 23, 2017. The shares of Company Preferred Stock held by the Galen Partnerships represent approximately 0.24% of the total voting power of the Company Shares and shares of Company Preferred Stock, voting together as a single class, on January 23, 2017.

The foregoing summary and description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is filed as Exhibit (e)(23) hereto and is incorporated herein by reference.

Arrangements with Parent and Purchaser and their Affiliates

Merger Agreement

On January 10, 2017, Derma, Parent, and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Letter from Parent

On January 10, 2017, Parent delivered to the Company a letter (the “Parent Letter”) pursuant to which Parent stated that its management would recommend to the Compensation Committee of the Board of Directors of Parent (the “Parent Compensation Committee”) that the Parent Compensation Committee approve the grant of equity or equity-linked incentive awards in respect of the common stock of Parent (“Parent Common Stock”) to those employees of the Company who are employed by the Company and its Subsidiaries (as defined in the Merger Agreement) immediately prior to the Effective Time, and who remain employed by Parent or the Parent Subsidiaries (each, a “Continuing Employee”), provided that such awards may be granted in cash in certain countries. The maximum aggregate grant date fair value of such awards is not to exceed $1,664,000.

The foregoing summary and description of the Parent Letter do not purport to be complete and are qualified in their entirety by reference to the full text of the Parent Letter, which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Confidentiality Agreement

The Company and Parent entered into a confidentiality agreement, dated October 13, 2016 (the “Confidentiality Agreement”), to evaluate a potential negotiated transaction that resulted in the Offer. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Parent agreed to keep confidential all non-public information furnished by the Company or its representatives to Parent or its representatives. Parent also agreed that the non-public information furnished to Parent would be used only for the purpose of evaluating or consummating the potential transaction that resulted in the Offer. If requested by the Company, Parent is required to promptly, at its own election, either return to the Company or destroy all copies of the non-public information furnished to Parent and its representatives under the confidentiality agreement, and also to destroy any analyses or compilations prepared by Parent or its representatives to the extent it contains non-public information of the Company. In addition, Parent agreed, subject to certain customary exceptions, to keep confidential the fact that any non-public information was made available to Parent and its representatives, and that any discussions of a potential negotiated transaction were taking place.

The Confidentiality Agreement includes a standstill provision. Under the standstill provision, Parent agreed that, among other things and for a period of one year from the date of the Confidentiality Agreement, neither Parent nor its representatives would, without the Company’s prior consent:

•

effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of securities (or beneficial ownership thereof), or rights or options to acquire securities (or beneficial ownership thereof), or any assets, indebtedness or businesses of the Company or any of its subsidiaries or affiliates, (ii) any tender or exchange offer, merger or other business combination involving the Company, any of the subsidiaries or affiliates or assets of the Company or the subsidiaries or affiliates constituting a significant portion of the consolidated assets of the Company and its subsidiaries or affiliates, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or affiliates, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC);

•	form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to the Company or otherwise act in concert with any person in respect of any securities;

•	otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, Derma Board or policies of the Company or to obtain representation on the Derma Board;

•	take any action which would or would reasonably be expected to force the Company to make a public announcement regarding any of the types of matters set forth in the first bullet, above;

•	disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing; or

•	enter into any discussions or arrangements with any third party with respect to the foregoing.

Notwithstanding the foregoing, the standstill does not prevent Parent from exercising its rights under the Merger Agreement, including its right with respect to a Superior Proposal (as defined in the Merger Agreement).

The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Derma Board

At a meeting held on January 10, 2017, after careful consideration and in consultation with the Company’s financial and legal advisors, the Derma Board, among other things: (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (ii) determined that the Merger Agreement and the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (iii) determined that the Merger should be effected as soon as practicable following the Acceptance Time, without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL, and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Derma Board then authorized the Company to execute and deliver the Merger Agreement.

Accordingly, and for other reasons described in more detail below, the Derma Board hereby recommends that all of the Company’s stockholders accept the Offer and tender their Shares to Purchaser in response to the Offer.

A copy of the press release issued by the Company, dated January 10, 2017, announcing the Merger Agreement, the Offer, and the Merger, is filed as Exhibit (a)(1)(H) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer

Members of the Derma Board and members of the Company’s senior management periodically review and assess the Company’s operations, financial performance, industry conditions, regulatory developments and potential strategic initiatives with the goal of increasing stockholder value. These reviews and assessments include discussions of potential strategic alternatives, including growing the Company’s business organically and independently developing and marketing its products, as well as potential business combinations, partnerships, acquisitions, divestitures and licensing alternatives. In connection with these reviews and assessments, the Derma Board and members of the Company’s senior management have periodically received advice from financial and legal advisors, including Greenhill & Co., LLC (“Greenhill”) and Thompson Hine LLP (“Thompson Hine”).

On January 14, 2015, the Company’s former chief executive officer, Mr. Edward J. Quilty, met with Mr. Peter J. Arduini, Parent’s President and Chief Executive Officer, and Mr. Glenn G. Coleman, Parent’s Corporate Vice President, Chief Financial Officer and Principal Accounting Officer, at a health care industry conference in San Francisco, California to discuss the Company’s operations, financial performance and business strategies. The parties did not discuss a potential business combination or other strategic transaction at this meeting.

During the third quarter of 2015, the Company began exploring potential strategic alternatives and as part of that process, during the fourth quarter of 2015, the Company engaged Greenhill to assist the Company in evaluating a range of potential strategic alternatives. As more fully described below, from the third quarter of 2015 through December 9, 2016, the Company entered into confidentiality agreements with ten potential strategic partners and began preliminary discussions with those parties. None of these agreements currently restrict the applicable third party from making a proposal to acquire the Company. Discussions with two of the potential strategic partners did not advance beyond conducting preliminary meetings and high-level due diligence. The Company continued discussions with the eight remaining potential strategic parties, and the non-binding indications of interest are described below.

On November 19, 2015, Mr. Quilty called Mr. Arduini and asked if Parent would be interested in exploring a potential business combination or other strategic transaction involving the Company. Mr. Arduini indicated that Parent had just completed another strategic transaction and Parent’s interest was less than it might have been previously, but that Mr. Arduini would be willing to meet with Mr. Quilty to discuss further. The parties tentatively scheduled an in-person meeting to be held in late December 2015, but the meeting was cancelled by the Company following public announcement that Mr. Quilty was no longer serving as the Company’s chief executive officer.

On April 19, 2016, the Company received a non-binding indication of interest from a company with common stock listed on NASDAQ (referred to herein as “Party A”) to engage in a zero-premium, stock-for-stock business combination transaction with the Company whereby the Company’s stockholders would hold shares representing 81% of the equity of the combined entity and Party A’s stockholders would hold shares representing 19% of the equity of the combined entity.

On April 21, 2016, the Company received a non-binding proposal from another company with common stock listed on NASDAQ (referred to herein as “Party B”) for an acquisition of the Company by Party B with the consideration payable in shares of Party B’s common stock reflecting an implied price of $4.13 to $4.31 per share.

On May 5, 2016, a private company (referred to as “Party E”) provided a preliminary verbal non-binding proposal for a stock-for-stock merger of Party E, a private company, with and into the Company, a public company, which reflected an implied valuation of the Company at $3.50 to $3.65 per share.

On May 6, 2016, the Company received a non-binding proposal from a private company (referred to herein as “Party C”) for an acquisition of the Company by Party C for $4.50 per Company Share in cash. In mid-May, after review of the proposal by the Derma Board, the Derma Board determined that it was not interested in selling the Company at the price proposed by Party C.

On May 9, 2016, the Company received a non-binding proposal from a company with its common stock listed on the London Stock Exchange (referred to as “Party D”) for an acquisition of the Company structured as a share exchange with an exchange ratio reflecting a 35% premium to the then current equity value of the Company (on a cash free and debt free basis) with an implied equity valuation of the Company at $114.3 million.

On May 18, 2016, the Derma Board along with Greenhill discussed the potential strategic transaction opportunities and the preliminary interest expressed by several third parties in exploring a potential transaction with the Company, including Party A, Party B, Party C, Party D, and Party E. The Derma Board also discussed the Company’s business, prospects, and strategic direction. The Derma Board directed the Company’s management to continue preliminary discussions with these parties to see if improved proposals would materialize.

During the second and third quarters of 2016, members of the Company’s senior management and representatives from Greenhill continued to participate in discussions with Party A, Party B, Party C, Party D, and Party E, including conducting due diligence, attending meetings, and reviewing financial and other operational information. The discussions with Party A, Party B and Party C did not result in improved proposals. After consultation with the Derma Board, it was determined that the terms of the preliminary proposals did not represent an appropriate valuation for the Company and were not acceptable to the Derma Board. Accordingly, the Company stopped discussions with these parties and focused instead on the discussions with Party D and Party E.

On June 17, 2016, the Company received a revised non-binding proposal from Party D, which reflected an acquisition of the Company at a share price of $4.70 per Company Share, reflecting a premium of 38% to the Company’s then equity value (and a 17.5% premium to the most recent closing price per Company Share) and had been increased from Party D’s prior indication of interest that reflected a 35% premium. Subsequently, the Derma Board determined not to continue to pursue discussions with Party D due to the valuation of the Company proposed by Party D.

On August 30, 2016, the Company delivered a non-binding indication of interest to Party E, reflecting a stock-for-stock reverse merger of Party E with and into the Company, with the Company’s stockholders to own 24% of the combined entity and Party E’s stockholders to own 76% of the combined entity. The Company continued to negotiate a potential transaction with Party E from September 2016 until early December 2016.

On September 23, 2016, Stephen T. Wills, the Company’s Executive Chairman and Principal Executive Officer, received a call from Richard D. Gorelick, Parent’s General Counsel, indicating that Mr. Arduini would like to schedule a time to talk with Mr. Wills about a potential transaction. There was no discussion of price or other key transaction terms on this call. Subsequently, on October 1, 2016, Mr. Arduini called Mr. Wills and stated that Parent would like to engage in discussions with the Company about a potential transaction, and the parties discussed the Company’s operations, financial performance and business strategies. Messrs. Arduini and Wills spoke again on October 10, 2016, during which Mr. Arduini proposed that the parties enter into a confidentiality agreement to continue discussions. On October 11, 2016, Maria Platsis, Parent’s Senior Vice President of Corporate Development, called Mr. Wills to indicate that she would send a form confidentiality agreement to him, which Ms. Platsis forwarded to the Company later that day.

On October 13, 2016, the Company and Parent entered into the Confidentiality Agreement.

On October 13, 2016, the Company also entered into a confidentiality agreement with a company with common stock listed on NASDAQ (referred to as “Party F”). Party F had expressed a preliminary interest in a merger with the Company where the consideration would be payable in shares of stock.

On October 18, 2016, Party E provided a revised response to the Company’s proposal, sent on August 30, 2016, and the Company continued to discuss a potential transaction with Party E, which continued to reflect a reverse merger with Party E, a private company, merging with and into the Company. The revised proposal indicated that the Company’s stockholders would own 25% of the combined entity and Party E’s stockholders would own 75% of the combined entity, with warrants to be granted to both parties’ stockholders that would be exercisable depending on the post-closing performance of the combined entity.

On October 27, 2016, the Derma Board, including representatives from Greenhill, held a meeting to discuss several business development opportunities and strategic transaction alternatives available to the Company, including potential transactions involving Party E, Party F, Parent, and a private company referred to herein as “Party G” that had approached the Company to explore transaction opportunities. Members of the Company’s management planned to meet with representatives from Party F, Party G and Parent during the next two weeks.

On October 28, 2016, members of the senior management teams of Parent and the Company and their respective financial advisors met in person in Princeton, New Jersey for preliminary discussions regarding a potential transaction. At this meeting, the Company’s senior management made a presentation to Parent regarding the Company’s operations, financial performance and prospects, and business strategies.

On November 1, 2016, the Company received a non-binding letter of intent from Party E, which reflected a stock-for-stock reverse merger of Party E with and into the Company, with warrants to be provided to Party E’s stockholders that would be exercisable upon the achievement of certain revenue targets post-closing and warrants to be provided to the Company’s stockholders that would be exercisable in the event that certain revenue targets were not met post-closing. The proposed transaction would result in the former stockholders of the Company owning 25% of the shares of the combined entity and the former shareholders of Party E owning 75% of the shares of the combined entity (subject to adjustment based on the exercise of the warrants). The proposal contemplated an implied equity valuation of the Company of between $140.7 million to $171.0 million (based on a variety of assumptions, including how the post-closing entity would trade, and depending on whether the thresholds for the exercise of the warrants were achieved by the post-closing entity). Party E also requested exclusivity from the Company in connection with delivery its non-binding letter of intent.

In early November, the Company decided to no longer pursue discussions with Party F or Party G as the discussions with Party F and Party G had not progressed beyond a preliminary indication of interest. The Company instead focused on the continued discussions with Party E and Parent.

On November 14, 2016, Mr. Coleman and Ms. Platsis met with Mr. Wills in Yardley, Pennsylvania to present the terms of Parent’s written preliminary non-binding indication of interest to acquire the Company at an implied price of between $6.00 to $6.50 per Company Share with the consideration to be payable 50% in cash and 50% in shares of Parent Common Stock. Parent requested exclusivity from the Company to move forward with discussions.

On November 15, 2016, the Derma Board, including representatives from Greenhill, held a meeting to discuss the non-binding proposals received from Parent and Party E. After a review of each non-binding proposal, the Derma Board determined that the Company’s senior management should continue discussions with each of Parent and Party E at this point, but that the Company would not agree to grant exclusivity to either party.

On November 16, 2016, Mr. Wills contacted Ms. Platsis to advise that the Derma Board was not prepared to grant exclusivity at the implied price proposed by Parent. Mr. Wills indicated the Company would be willing to continue discussions and provide due diligence materials to Parent, but Parent would need to increase its price to above $7.00 per Company Share for the Derma Board to entertain granting exclusivity. In a subsequent conversation that day, following internal discussions, Ms. Platsis indicated to Mr. Wills that Parent would be willing to consider an increase in its proposed price per Company Share, but would not be able to increase its proposal to above $7.00 per Company Share. Ms. Platsis reiterated Parent’s request for exclusivity to move forward with discussions.

From November 16, 2016 to November 19, 2016, Mr. Wills and Ms. Platsis engaged in multiple conversations regarding Parent’s proposed price and request for exclusivity. Mr. Wills noted that Parent had not yet completed legal and regulatory due diligence, and that Parent should complete its work and confirm a revised purchase price in light of the information reviewed, such that the Derma Board could reconsider Parent’s request for exclusivity.

On November 21 and 23, 2016, representatives of the Company and Parent had telephonic meetings to review and discuss various legal and regulatory due diligence matters.

On November 23, 2016, the Company received a due diligence request list from Party E and began providing additional due diligence materials to Party E.

In late November, representatives from Greenhill informed representatives from each of Parent and Party E that the Company had received a non-binding proposal from another party and that the Company would allow both parties to continue to conduct due diligence in order for the parties to present an updated offer to the Company in early December. Greenhill also signaled that the Company would be prepared to enter into exclusivity with one party at that point.

On November 30, 2016, the Company provided access to a virtual data room containing due diligence materials on the Company and its subsidiaries to Parent.

On November 30, 2016, the Derma Board met to review the proposals received from Party E and Parent. Representatives from Greenhill were also in attendance at the meetings. The Derma Board reviewed the terms of the proposals, including a review of the difference between a reverse merger of the Company with Party E and an acquisition of the Company by Parent with stock and cash consideration.

In late November, Party E provided representatives from the Company access to a data room containing due diligence materials on Party E and the Company provided access to a data room containing due diligence materials on the Company to representatives from Party E.

On December 1, 2016, Ms. Platsis and Mr. Wills discussed the terms of Parent’s indication of interest. Parent then delivered a revised written non-binding indication of interest to acquire the Company at an increased offer price in the range of $6.60 to $7.00 per Company Share, with between 50% and 100% of the consideration to be payable in the form of shares of Parent Common Stock, as well as a request for immediate exclusivity to move forward.

Also on December 1, 2016, the Derma Board held an executive session, including representatives from Greenhill and Thompson Hine, to review the status of the discussions with Parent and Party E. The Derma Board determined that the Company should continue discussions with both parties in order to seek to obtain improved transaction terms, and would not grant Parent exclusivity.

On December 2, 2016, Mr. Wills called Mr. Arduini to discuss the revised proposal received from Parent. Mr. Wills indicated that Parent would need to increase its offer price to at least $7.00 per Company Share for the Company to consider granting exclusivity. Later that same day, Greenhill, on behalf of the Company, contacted Ms. Platsis to reiterate that Parent would need to increase its offer price for the Company to move forward with Parent and consider granting exclusivity. Ms. Platsis indicated that Parent would not increase its offer price unless the Company confirmed a price range that, if offered by Parent, would allow the Company to grant exclusivity.

Also on December 2, 2016, representatives of Greenhill, on behalf of the Company, distributed a due diligence request list to Party E that requested additional information about Party E’s operations, and representatives from Party E’s financial and legal advisors contacted the Company and its financial and legal advisors.

From December 2, 2016 to December 6, 2016, Mr. Wills and representatives of Greenhill engaged in multiple conversations with Ms. Platsis regarding the Company’s request that Parent increase its offer price and Parent’s request that the Company confirm a price range at which exclusivity would be granted to Parent. At the conclusion of these discussions, on December 6, 2016, Mr. Wills indicated to Ms. Platsis that he could recommend the Company grant exclusivity to Parent if Parent increased its offer to a range of $6.75 to $7.00 per Company Share.

On December 7, 2016, members of the Company’s management team and representatives from Greenhill met with representatives from Party E and its advisors to review information about the Company and Party E.

On the evening of December 7, 2016, the Company received a revised written non-binding indication of interest from Parent reflecting an increased price of $6.75 to $7.00 per Company Share, with the consideration to be paid in the form of 75% to 100% in shares of Parent Common Stock and cash for the remaining portion, if any. In addition, Parent included a draft of an exclusivity agreement and indicated that in order to continue discussions with the Company, Parent would require that the Company grant Parent exclusivity through January 8, 2017 (the “Exclusivity Agreement”).

At this time, a representative from Greenhill contacted the financial advisor to Party E to apprise them of the new proposal and indicated that unless Party E was willing to increase the valuation of the Company implied by its last proposal, the Company planned to grant exclusivity to another party (which was Parent). The financial advisor for Party E said they would discuss the situation with Party E and would revert back if they would be willing to increase their offer.

On the evening of December 8, 2016, the Derma Board, including representatives from Greenhill and Thompson Hine, held a meeting to review the revised proposal from Parent and Parent’s request for exclusivity, as well as the continuing discussions with Party E.

Mr. Wills provided an overview of the discussions that had taken place earlier in the day with Party E and reported that Party E was not going to meet its net sales budget for 2016 and was approximately 15% below the projections it had provided the Company. The Derma Board, along with its financial and legal advisors, reviewed the proposals from Party E and Parent in detail, including a review of the difference in the proposed transaction structures as the proposal with Party E would require significant information to be prepared by Party E regarding its business, financials and operations for the transaction as Party E was a private company.

Members of the Derma Board expressed concern regarding Party E’s recent decline in performance, the timing and uncertainty in a reverse merger with Party E, the assumptions associated with the performance of the post-closing entity in order to support the valuation delivered in the proposal delivered by Party E and the trading risk associated with a newly public entity. The Derma Board members unanimously determined that the terms of the proposed transaction set forth in the non-binding indication of interest from Parent were preferable to those in the proposal from Party E and that the Company should move forward with its discussions with Parent.

After the discussions, the Derma Board unanimously (i) approved the continuation of discussions with Parent, (ii) agreed to enter into exclusivity with Parent until January 8, 2017, and (iii) authorized the Company’s management to enter into the Exclusivity Agreement.

On December 9, 2016, the Company had still not heard back from Party E and entered into the Exclusivity Agreement with Parent. Mr. Wills also notified Party E that the Company had decided not to move forward in discussions with Party E, and representatives of Greenhill contacted Party E’s financial advisor to communicate the same.

On December 14, 2016, the Derma Board held a meeting with members of the Company’s senior management and representatives from Greenhill and Thompson Hine to review the Company’s base budget and potential investment case budget for 2017.

On December 19, 2016, representatives of each of the Company and Parent met in person in Princeton, New Jersey to continue Parent’s due diligence review regarding the Company and its operations and prospects. At this meeting, the Company’s senior management made a presentation to Parent regarding the Company’s operations, financial performance, business strategies and prospects.

On December 20, 2016, Parent distributed an initial draft of the Merger Agreement to the Company and representatives of Greenhill, which included, among other things, a transaction with 80% of the consideration payable in shares of Parent Common Stock and 20% payable in cash, a “no shop” provision, a right for Parent to match a superior proposal and a termination fee of 4% of the overall transaction value. The draft of the Merger Agreement also provided that shares of Company Preferred Stock would receive an amount equal to their liquidation preference in connection with the Transaction.

On December 23, 2016, Thompson Hine distributed comments to the initial draft of the Merger Agreement to Latham & Watkins LLP, legal advisor to Parent (“Latham”).

On December 24, 2016, the Company sent a preliminary due diligence request to Parent for materials to be provided by Parent to the Company.

On December 30, 2016, representatives from Latham and Thompson Hine discussed the terms of the Merger Agreement, including the size of the termination fee and the triggers for its payment, the definition of material adverse effect, the closing conditions, and the “no shop” provision, including the length of notice period of Parent’s right to match a superior proposal and the definition of a superior proposal.

During the end of December through January 10, 2017, representatives of each of the Company and Parent and their respective financial and legal advisors discussed various aspects of the proposed transaction, including matters related to Parent’s due diligence review of the Company, the Company’s due diligence review of Parent, the Company’s disclosure schedules, the terms and conditions of the Merger Agreement and related matters.

On January 5, 2017, representatives of each of the Company and Parent met at Parent’s offices in Plainsboro, New Jersey to discuss due diligence matters, including the Company’s 2017 budget and a comparison of the Company’s 2017 budget as compared to the 2016 projections. At the end of the meetings, Mr. Wills discussed overall timing and pricing for the transaction with several representatives from Parent. Mr. Wills indicated that he believed that the parties could reach agreement and sign the Merger Agreement during the week of January 9th. Representatives from Parent indicated that they believed this timing was aggressive particularly if the consideration were going to be paid in shares of Parent Common Stock, and noting that if the transaction were to be structured with all stock consideration the consideration per Company Share would be at the lower end of the valuation range proposed by Parent. Representatives of Parent indicated that Parent would be willing to move forward with an all cash transaction and, in that context, would be willing to increase its offer price to $7.00 per Company Share and work towards a signing during the week of January 9th. Mr. Wills indicated that he would speak with the Derma Board at its meeting on January 6th about an all cash transaction at $7.00 per Company Share with a signing to occur during the week of January 9th.

On January 6, 2017, the Derma Board convened a telephonic meeting, which included representatives from Greenhill and Thompson Hine, to discuss the current status of the negotiations with Parent, including the revised proposal that the transaction be structured with all cash consideration of $7.00 per Company Share. A discussion among the members of the Derma Board ensued, regarding, among other things, (i) the differences between a stock transaction and a cash transaction, (ii) the overall timing for the transaction, including execution risk and deal certainty, and (iii) the changes in the transaction process for an all cash transaction. Representatives of Greenhill discussed with the Derma Board Greenhill’s financial analyses, including a financial analysis of the revised proposal, referring to presentation materials provided to the Derma Board before the meeting.

Following the discussions and the review of the financial analysis from Greenhill, the Derma Board unanimously confirmed that it was in favor of proceeding with an all cash transaction at $7.00 per Company Share with a signing to occur as soon as practicable and authorized Mr. Wills to communicate the Derma Board’s decision to Parent.

On the evening of January 6, 2017, Mr. Wills contacted Parent to indicate that the Derma Board was willing to proceed with an all cash offer at $7.00 per Company Share.

Also on January 6, 2017, at Parent’s request, Latham proposed to Thompson Hine that the Merger Agreement be revised to include a first-step tender offer followed by a merger pursuant to Section 251(h) of the DGCL. The Company and its advisors agreed with this proposal and the Merger Agreement was revised to reflect a tender offer structure.

Between January 6, 2017 and January 10, 2017, representatives from the Company and its legal and financial advisors worked with representatives from Parent and its legal and financial advisors to finalize the Merger Agreement and the Company’s disclosure schedules, to complete confirmatory business, financial and legal due diligence, and to coordinate other matters related to the public announcement of transactions contemplated by the Merger Agreement.

On January 9, 2017, the Galen Partnerships executed the Letter Agreement consenting to the proposed transaction and agreeing to tender their Shares into the tender offer.

On January 10, 2017, the Derma Board convened a telephonic meeting to discuss the terms of the proposed transaction, which included representatives from Greenhill and Thompson Hine. Mr. Wills updated the Derma Board as to the status of the negotiations of the proposed transactions, including a review of the material terms of the Merger Agreement. Greenhill then reviewed with the Derma Board its financial analysis of the proposal from Parent to acquire the Company’s outstanding Company Shares for $7.00 per Company Share in cash.

Greenhill then rendered its oral opinion to the Derma Board, which opinion was subsequently confirmed in a written opinion dated January 10, 2017, to the effect that, based upon and subject to the various assumptions and limitations set forth therein, as of such date, the $7.00 per Company Share consideration to be received by the holders of Company Shares (other than Purchaser and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (a copy of the written opinion of Greenhill is attached to this Schedule 14D-9 as Annex I). Please see the discussion in the section entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” of this Schedule 14D-9 for a more detailed description of Greenhill’s financial analysis and the opinion rendered by Greenhill to the Derma Board.

On January 10, 2017, after careful deliberation, including consideration of the factors described in the section entitled “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation” of this Schedule 14D-9, the Derma Board: (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (iii) determined that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL, and (iv) recommended that the Company’s stockholders accept the Offer and tender their Company Shares or shares of Company Preferred Stock, as applicable, to Purchaser in response to the Offer. The Derma Board then authorized the Company to execute and deliver the Merger Agreement.

On the evening of January 10, 2017, Parent, Purchaser, and the Company executed the Merger Agreement and thereafter each of Parent and the Company issued a press release publicly announcing the execution of the Merger Agreement.

On January 25, 2017, Purchaser commenced the Offer.

Reasons for Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and making its recommendations to the holders of the Shares, the Derma Board consulted with the Company’s senior management, legal counsel, and financial advisor and considered a number of factors, including the following material factors which the Derma Board viewed as supporting its recommendation:

•	Cash Tender Offer; Certainty of Value. The Derma Board considered that the Offer Prices and the Merger Consideration (as defined in the Merger Agreement) are all cash, which provides the Company’s stockholders with certainty of the value of the consideration payable and the ability for the Company’s stockholders to realize an immediate value for their investment, especially when compared to the internal or external risks and uncertainties associated with the Company’s stand-alone strategy.

•	Historical Trading Prices; Premium to Market Price. The Derma Board considered the current and historical market prices of the Company Shares and the fact that the Company Share Offer Price of $7.00 represented a 40% premium to the share price of the Company Shares as of the market close on January 10, 2017 (the last trading day before the Merger Agreement was signed) and a 45% premium to the 30-day volume-weighted average share price of the Company Shares of $4.83.

•	Financial Condition and Prospects of the Company. The Derma Board considered the Company’s current and historical financial condition, results of operations, business, prospects, and strategy, especially the risks and uncertainties associated with the implementation of the Company’s strategic plans, particularly in light of the current and anticipated market conditions. Based on the foregoing, the Derma Board determined that a sale transaction provided a better alternative to the Company’s stockholders than continuing as a stand-alone entity as a result of the risks and uncertainties associated with the successful implementation of the Company’s strategic plans on a stand-alone basis.

•	Best Strategic Alternative for Maximizing Stockholder Value. The Derma Board determined, after a thorough review of strategic alternatives and discussions with the Company’s senior management and its financial and legal advisors that the Transactions are more favorable to the Company’s stockholders than the potential value that might result from other strategic options available, including, but not limited to, remaining a stand-alone public company. Specifically:

•	the Derma Board considered the difficulties involved with pursuing the Company’s strategic plans as a stand-alone public company, which would have required significant investment, and in the context of being a publicly reporting company, such investment would, the Derma Board believed, likely reduce earnings, resulting in a likely loss of market value and thereby potentially making the Company more vulnerable to acquisition at a lower overall value to its stockholders;

•	during the past year, the Derma Board evaluated carefully, with the assistance of the Company’s financial and legal advisors and the members of the Company’s senior management team, the risks and potential benefits associated with other strategic alternatives as more fully described above;

•	during 2016, the Derma Board repeatedly instructed the Company’s senior management team to continue negotiations with potential strategic partners in order to obtain the most favorable transaction terms; and

•	those negotiations resulted in the negotiation and execution of the Merger Agreement, which, based on a number of factors, the Derma Board believed to be the best alternative reasonably available to the Company in order to maximize value for its stockholders.

•	Terms of the Merger Agreement. The Derma Board viewed the likelihood of the closing of the Offer and the Merger to be high given the terms of the Merger Agreement, including the following:

•	the lack of a financing contingency in the Merger Agreement;

•	the size and financial strength of Parent, and Parent’s and Purchaser’s representations regarding their access to available funds to perform their obligations under the Merger Agreement and consummate the Offer and the Merger;

•	the conditions to the Offer and the Merger are specific and limited;

•	the likelihood of obtaining required regulatory approvals;

•	the fact that the Offer and the Merger are not subject to the conditionality and execution risk of any required approval by Parent’s stockholders; and

•	the structure of the transaction as a cash tender offer for all outstanding Company Shares and shares of Company Preferred Stock followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and which would result in a relatively short period of time before the Company’s stockholders received the Offer Prices.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Derma Board considered the Company’s ability under certain circumstances to engage in negotiations or discussions with, and to furnish information to, a third party after the date of the Merger Agreement if (i) such third party makes a bona fide written Acquisition Proposal (as defined in the Merger Agreement), (ii) the Company has not breached the no solicitation provisions of the Merger Agreement and (iii) the Derma Board determines in good faith (after consultation with its financial advisor and outside legal counsel, based on information then available) constitutes, or would reasonably be expected to result in, a Superior Proposal (as defined in the Merger Agreement) and that the failure to undertake such actions would breach, or would reasonably be expected to cause a breach of, its fiduciary duties under applicable law.

•	Ability to Change Board Recommendation in Favor of a Superior Proposal. The Derma Board considered the Company’s ability under certain circumstances following receipt of a bona fide written Acquisition Proposal that the Derma Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, to change its recommendation with respect to the Offer if certain conditions are satisfied, including if the Derma Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would breach, or would reasonably be expected to cause a breach of, its fiduciary duties under applicable law, and at least three business days’ prior written notice is given to Parent of the Derma Board’s intent to take such action, and during such three-day period the Company, if requested by Parent, engages in good faith negotiations with Parent regarding any amendments or modifications to the Merger Agreement proposed by Parent and intended to cause the relevant Acquisition Proposal to no longer constitute a Superior Proposal.

•	Termination Fee. The Derma Board considered in its discussions with Greenhill and Thompson Hine that the termination fee of $6.12 million, representing approximately 3.0% of the aggregate consideration payable to the holders of the Company Shares in the Transactions, which could become payable pursuant to the terms of the Merger Agreement under certain circumstances, including if Parent terminates the Merger Agreement because the Derma Board changes its recommendation with respect to the Offer or the Merger, was unlikely to be a significant deterrent to a competing Acquisition Proposal.

•	Greenhill’s Opinion. The Derma Board considered the financial analyses presented by Greenhill and the opinion of Greenhill delivered orally to the Derma Board on January 10, 2017, and subsequently confirmed in writing, to the effect that, based upon and subject to the various assumptions and limitations set forth therein, as of such date, the $7.00 per Company Share consideration to be received by the holders of Company Shares (other than Purchaser and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Greenhill provided its opinion for the information and assistance of the Derma Board in connection with its consideration of the Offer and the Merger. Greenhill’s opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. Please see the discussion in the section entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” of this Schedule 14D-9 for a more detailed description of Greenhill’s financial analysis and the opinion rendered by Greenhill to the Derma Board.

•	Mandatory Extension of Offer. The Derma Board considered Purchaser’s obligation, subject to the terms and on the conditions set forth in the Merger Agreement, in the event that, as of a scheduled expiration date, all conditions had not been satisfied or waived, to extend the Offer, from time to time, until the Outside Date, to allow for such conditions to be satisfied or waived.

In evaluating the Merger Agreement and the Transactions, and making its recommendation to the holders of the Shares, the Derma Board consulted with the Company’s senior management, legal counsel, and financial advisor and considered a number of factors, including the following potentially negative factors:

•	Cash Consideration; No Future Appreciation in Value. The Derma Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that because the consideration in the Transactions is cash, the Company’s stockholders will not be able participate in any value creation that the Company could generate going forward, as well as any future appreciation in the value of the combined company.

•	Tax Treatment. The Derma Board considered the fact that gains from this transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes.

•	Pre-Closing Covenants. The Derma Board considered that, pursuant to the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Purchaser. The Derma Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it would otherwise pursue if it had not entered into the Merger Agreement.

•	Failure to Close. The Derma Board considered that the conditions to Parent’s and Purchaser’s obligation to accept for payment and pay for the Company Shares and shares of Company Preferred Stock tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Derma Board considered the fact that, if the Offer and Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction.

The Derma Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks of the Offer and the Merger and provide the maximum value to the Company’s stockholders.

Considerations of the Board

The foregoing discussion of the information and factors considered by the Derma Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Derma Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. The members of the Derma Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, in consultation with the Company’s senior management and legal and financial advisors. In light of the variety of factors and amount of information that the Derma Board considered, the members of the Derma Board did not provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. Instead, the Derma Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences. Individual members of the Derma Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” of this

Schedule 14D-9.

Certain Unaudited Prospective Financial Information

The Company’s management does not, as a matter of course, publicly disclose internal financial projections due to the inherent unpredictability of the underlying assumptions and estimates contained in such internal projections. However, in connection with the review of potential strategic alternatives, the Company’s management prepared two sets of long-term financial projections (collectively, the “Projections”), reflecting two different scenarios—a base case and an investment case—with each scenario using a different set of assumptions.

Both the base case scenario and the investment case scenario were prepared by the Company’s senior management team and reviewed with the Derma Board in December 2016. The base case scenario reflects the Company’s preliminary budget for 2017, which was subsequently approved by the Derma Board in December 2016. In approving the base case as the Company’s preliminary budget, the Derma Board noted that the investment case scenario reflected an aggressive investment in the Company’s sales force and would necessitate cost cutting measures be implemented in other areas. In addition, the Derma Board cited the high level of execution risk with the investment case scenario and that some of the risk related to matters that were dependent upon third persons—for example, the successful hiring, training and retention of a significant number of sales representatives by the Company in a short period of time in order to support the investment case projections.

The Company’s management reviewed the Projections with the Derma Board and provided the Projections to Greenhill in connection with rendering its fairness opinion to the Derma Board and performing the related financial analysis, as described below under the heading “—Opinion of the Company’s Financial Advisor” in this Item 4 of this Schedule 14D-9. The Company’s management also furnished the Projections to Parent and Purchaser in connection with their due diligence review and evaluation of the Transactions.

The summary of the Projections set forth below is included solely to give the Company’s stockholders access to certain financial projections that were made available to the Derma Board and its advisors and Parent, Purchaser and their advisors. The Projections were prepared by the Company’s management for internal use and were not prepared with a view toward public disclosure or with a view toward compliance with the guidelines of the SEC or United States generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The Projections reflect subjective judgments in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer, Merger or the Transactions are completed.

The inclusion of the Projections should not be regarded as an indication that the Company, Greenhill or anyone else who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Company’s management views the Projections as being subject to inherent risks and uncertainties associated with long-term projections. The Company does not intend to, and disclaims any obligation to, update, revise or correct the Projections if any of them are or become inaccurate.

In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each of the circumstances that will have an effect on the Company’s business and its results of operations at such time. The Projections also reflect assumptions as to certain business decisions that are subject to change.

By including the summary of the Projections in this Schedule 14D-9, the Company has not or does not make any representation to any person regarding the information included in the Projections or the ultimate performance of the Company, Parent or any of their respective affiliates as compared to the information contained in the Projections. The Company has not made any representations to Parent or Purchaser in the Merger Agreement or otherwise concerning the Projections. The Company does not assume any responsibility to the holders of Company Shares or the holders of shares of Company Preferred Stock for the accuracy of this information.

The Projections summarized herein were prepared during December 2016 and have not been updated to reflect any changes after the date they were prepared. The Projections do not take into account any circumstances or events occurring after the date they were prepared.

In light of the foregoing factors and the uncertainties inherent in these projections, readers of this

Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Projections.

Base Case

($ in millions)

	2016E(1)	2017E	2018E	2019E
Total Net Sales	$81.6	$111.6	$137.1	$167.5
Gross Profit	$38.0	$62.9	$77.1	$98.0
EBIT(2)	($15.0)	($6.1)	$0.3	$10.3
Net Income/(Loss) from Continuing Operations	($9.2)	($6.1)	$0.1	$10.1
Adjusted EBITDA(3)	($6.9)	$4.4	$9.9	$19.4
Net Income/(Loss)	($5.3)	($6.1)	$0.1	$10.1
Unlevered Free Cash Flow(4)	($4.9)	($7.7)	($1.6)	$6.4

(1)	Reflects the impact of BioD, LLC since August 5, 2016 (the date of the closing of the acquisition of BioD by the Company) and the full year impact of the divestiture of the Company’s First Aid Division.
(2)	Defined as Adjusted EBITDA, less depreciation and amortization, less equity-based compensation, less other income.
(3)	Reflects net income/(loss) from continuing operations as adjusted to include interest expense/(income), tax expense/(credit), depreciation, amortization, equity-based compensation and the change in value of contingent consideration.
(4)	Defined as EBIT, less cash taxes, plus depreciation and amortization, less capital expenditures, plus/minus changes in net working capital. Excludes contingent payment payable in connection with BioD, LLC acquisition.

Investment Case

($ in millions)

	2016E(1)	2017E	2018E	2019E
Total Net Sales	$81.6	$128.6	$171.9	$219.5
Gross Profit	$38.0	$76.7	$109.5	$147.9
EBIT(2)	($15.0)	($1.1)	$14.1	$37.2
Net Income/(Loss) from Continuing Operations	($9.2)	($1.1)	$13.8	$36.7
Adjusted EBITDA(3)	($6.9)	$9.2	$23.3	$45.8
Net Income/(Loss)	($5.3)	($1.1)	$13.8	$36.7
Unlevered Free Cash Flows(4)	($4.9)	($6.6)	$8.4	$29.2

(1)	Reflects the impact of BioD, LLC since August 5, 2016 (the date of the closing of the acquisition of BioD by the Company) and the full year impact of the divestiture of the Company’s First Aid Division.
(2)	Defined as Adjusted EBITDA, less depreciation and amortization, less equity-based compensation, less other income.
(3)	Reflects net income/(loss) from continuing operations as adjusted to include interest expense/(income), tax expense/(credit), depreciation, amortization, equity-based compensation and the change in value of contingent consideration.
(4)	Defined as EBIT, less cash taxes, plus depreciation and amortization, less capital expenditures, plus/minus changes in net working capital. Excludes contingent payment payable in connection with BioD, LLC acquisition.

On January 5, 2017, the Company provided Parent with updated financial information relating to its preliminary results for the year ended December 31, 2016, which reflected $81.6 million in net sales, of which $57.1 million were from sales of Advanced Wound Care products and $24.5 million were from sales of Traditional Wound Care products.

Intent to Tender

Each member of the Derma Board and each current executive officer of the Company has advised the Company that as of January 23, 2017, his or her intention is to tender all Company Shares, if any, beneficially owned by him pursuant to the Offer. No members of the Derma Board nor any executive officers of the Company hold any shares of Company Preferred Stock.

On January 9, 2017, in connection with the Merger Agreement, the Company and the Galen Partnerships entered into the Letter Agreement. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Affiliates—Letter Agreement with the Galen Partnerships” of this Schedule 14D-9.

Opinion of the Company’s Financial Advisor

The Company retained Greenhill as its financial advisor in connection with the Transactions. Greenhill is an internationally recognized investment banking firm regularly engaged in providing financial advisory services in connection with mergers and acquisitions. The Company selected Greenhill as its financial advisor in connection with the Transactions on the basis of Greenhill’s experience in similar transactions, its reputation in the investment community and its familiarity with the Company and its business.

At the January 10, 2017 meeting of the Derma Board held to evaluate the Transactions, Greenhill rendered an oral opinion, confirmed by delivery of a written opinion dated January 10, 2017, to the Derma Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken by Greenhill in rendering its opinion, the Company Share Offer Price to be received by the holders of Company Shares (other than Purchaser and its affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

The full text of Greenhill’s written opinion, dated January 10, 2017, is attached as Annex I hereto and is incorporated in this document by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken by Greenhill in rendering its opinion. The following summary of Greenhill’s opinion is qualified in its entirety by reference to the full text of the opinion. Greenhill delivered its opinion to the Derma Board for the information of the Derma Board (in its capacity as such) in connection with and for purposes of its evaluation of the Company Share Offer Price from a financial point of view and did not express any opinion as to any other terms, aspects or implications of the Transactions or related transactions. Greenhill was not requested to opine as to, and its opinion did not in any manner address, the underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to other potential strategies or transactions that may be available to the Company. Greenhill’s opinion is not and did not constitute a recommendation to the members of the Derma Board as to whether they should approve the Transactions or the Merger Agreement or take any other action in connection therewith, nor did it constitute a recommendation as to whether any stockholder of the Company should tender Company Shares into the Offer or otherwise act with respect to the Transactions.

For purposes of its opinion, Greenhill, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available financial statements of the Company;

•	reviewed certain other publicly available business and financial information relating to the Company;

•	reviewed certain information, including financial forecasts and other financial and operating data, concerning the Company supplied to or discussed with Greenhill by the management of the Company, including base case financial forecasts for the Company prepared by the management of the Company and approved for Greenhill’s use by the Company (the “Company Base Case Forecasts”) and investment case financial forecasts for the Company prepared by the management of the Company and approved for Greenhill’s use by the Company (the “Company Investment Case Forecasts”), as further summarized in “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information” of this Schedule 14D-9;

•	discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the historical market prices and trading activity for the Company Shares and analyzed its implied valuation multiples;

•	compared the Company Share Offer Price with values for the Company Shares derived based on the financial terms, to the extent publicly available, of certain transactions that Greenhill deemed relevant;

•	compared the Company Share Offer Price to present values for the Company Shares derived by discounting future cash flows and a terminal value for the Company at discount rates Greenhill deemed appropriate;

•	compared the Company Share Offer Price with values for the Company Shares derived by separately valuing the parts of the Company’s business at multiples Greenhill deemed appropriate;

•	participated in discussions and negotiations among representatives of the Company and its legal advisors; and

•	performed such other analyses and considered such other factors as Greenhill deemed appropriate.

Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information and data publicly available, supplied or otherwise made available to, or reviewed by or discussed with it. With respect to the Company Base Case Forecasts and the Company Investment Case Forecasts, Greenhill assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company under the respective scenarios reflected therein, and, at the Company’s direction, Greenhill relied upon the Company Base Case Forecasts and the Company Investment Case Forecasts in arriving at its opinion. Greenhill expressed no opinion with respect to the Company Base Case Forecasts or the Company Investment Case Forecasts or the assumptions upon which they were based. Greenhill did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Greenhill furnished with any such evaluation or appraisal. Greenhill assumed that the Transactions would be consummated in accordance with the terms set forth in the Merger Agreement, and without waiver or modification of any terms or conditions the effect of which would be in any way meaningful to its analysis. Greenhill further assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the Transactions would be obtained without any effect on the Company or the Transactions in any way meaningful to its analysis. Greenhill is not a legal, regulatory, accounting or tax expert and relied on the assessments made by the Company and Purchaser and their respective advisors with respect to such issues. Greenhill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, the date of its opinion. It should be understood that subsequent developments may affect Greenhill’s opinion, and Greenhill does not have any obligation to update, revise, or reaffirm its opinion.

Greenhill’s opinion was for the information of the Derma Board and was rendered to the Derma Board in connection with its consideration of the Transactions. Greenhill’s opinion addresses only the fairness from a financial point of view to the holders of Company Shares (other than Purchaser and its affiliates), as of the date of its opinion, of the Company Share Offer Price to be received by such holders pursuant to the Merger Agreement. Greenhill expressed no view or opinion as to any other terms or aspect of the Merger Agreement or the Transactions or any agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including as to the fairness of the Transactions to, or any consideration to be received in connection with the Transactions, by holders of any other class of securities, any creditors or any other constituencies of the Company.

Greenhill expressed no view or opinion as to the impact of the Transactions on the solvency or the viability of the Company or Purchaser or their ability to pay their respective obligations when they come due. Greenhill expressed no view or opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons relative to the Company Share Offer Price to be received by the holders of the Company Shares in the Transactions or with respect to the fairness of any such compensation. Greenhill expressed no view or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and Greenhill assumed that opinions, counsel and interpretations regarding such matters were or would be obtained from the appropriate professional sources. Greenhill’s opinion was approved by its fairness committee. Greenhill’s opinion did not constitute a recommendation to the members of the Derma Board as to whether they should approve the Transactions or the Merger Agreement or take any other action in connection therewith, nor did it constitute a recommendation as to whether any stockholder of the Company should tender Company Shares into the Offer or otherwise act with respect to the Transactions.

The following is a summary of the material financial analyses provided by Greenhill in connection with its opinion, dated January 10, 2017, to the Derma Board. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Greenhill, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Greenhill. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Greenhill.

Summary of Financial Analyses

Selected Publicly Traded Companies Analysis

Greenhill reviewed publicly available financial and stock market information of the Company and the following selected publicly traded companies in the wound care industry, collectively referred to as the selected companies:

•	MiMedx Group, Inc.

•	Anika Therapeutics, Inc.

•	Advanced Medical Solutions Group plc

•	Tissue Regenix Group plc

•	Alliqua BioMedical, Inc.

Greenhill reviewed, among other things, enterprise values to estimated revenue multiples of the selected companies, calculated as fully-diluted equity values based on closing stock prices on January 9, 2017, plus debt, preferred stock and minority interests (as applicable), less cash and cash equivalents, and, in the case of Alliqua Biomedical, Inc., excluding the impact of its announced acquisition of Soluble Systems, LLC, as a multiple of 2017 estimated revenue. Financial data of the selected companies were based on public filings, data and estimates from FactSet (a data source containing historical and estimated financial data) and publicly available research analysts’ consensus estimates. Financial data of the Company was based on public filings, data and estimates from FactSet, and the Company Base Case Forecasts.

The results of these calculations were as follows:

Enterprise Value/Sales
	2016E	2017E	2018E
Selected Companies (Mean)	4.20x	6.35x	4.03x
Selected Companies (Median)	4.66x	5.09x	4.71x
Selected Companies (High)	6.31x	16.98x	6.87x
Selected Companies (Low)	1.16x	0.80x	0.52x

Greenhill also reviewed enterprise values to estimated revenue multiples of the Company as compared to its peer index, and excluding negative multiples and multiples greater than 15.0x. The peer index included MiMedx Group, Inc., Anika Therapeutics, Inc., Advanced Medical Solutions Group plc and Alliqua BioMedical, Inc. Financial data of the peer index was based on data and estimates from FactSet. The results of these calculations were as follows:

	Average EV/LTM Revenue		Average EV/NTM Revenue
	The Company Average	Peer Index Average	The Company Average	Peer Index Average
Last 12 Months	0.78x	3.81x	0.70x	3.30x
Last Two Years	1.03x	4.34x	0.94x	3.44x
Last Three Years	1.29x	4.78x	1.15x	3.79x

Using its professional judgment and experience, Greenhill then applied a selected range of 2017 estimated revenue multiples of 1.00x to 1.25x (based on Greenhill’s review of the historical enterprise value to estimated revenue multiples and its review of the differences between such multiples and the average historical enterprise value to estimated revenue multiples for the Peer Index) to corresponding data of the Company based on the Company Base Case Forecasts. This analysis resulted in a range of implied equity values per Company Share of $3.75 to $4.70, as compared to the closing price of the Company Shares on January 9, 2017, of $5.00 per Company Share, and the Company Share Offer Price of $7.00 per Company Share.

In calculating the implied equity values per Company Share, Greenhill included in the Company’s equity value the market value of the Company’s investment in Comvita Limited (“Comvita”), the value of its notes receivable, and the product payment and expected earnouts associated with the Company’s acquisition of BioD, LLC, as estimated by Company management. Greenhill assumed, at the direction of Company management, that the expected earnouts would be paid in 100% cash (the Company could elect to pay up to 35% in common stock).

The selected companies and the peer index were chosen because they are publicly traded companies that operate in the same industry as the Company. However, no company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Sum-of-the-Parts Analysis

Greenhill performed an analysis of the Company on a sum-of-the-parts basis by: (a) performing a selected publicly traded company analysis for the Company’s advanced wound care and traditional wound care segments, in each case based on the Company Base Case Forecasts, (b) adding the Company’s cash, (c) adding the market value of the Company’s investment in Comvita as of January 9, 2017, (d) adding the value of the Company’s notes receivables as of November 30, 2016, (e) subtracting the value of the Company Preferred Stock as estimated by Company management, and (f) subtracting the product payment and expected earnouts associated with the Company’s acquisition of BioD, LLC, as estimated by Company management. Greenhill assumed, at the direction of Company management, that the expected earnouts would be paid in 100% cash (the Company could elect to pay up to 35% in common stock).

Greenhill took into account the historical enterprise value to estimated revenue multiples for the companies described in the Selected Publicly Traded Company Analysis above and its professional judgment and experience when deriving multiple ranges that were then applied to the Company’s 2017 estimated revenue, as estimated by Company management in the Company Base Case Forecasts. Using its professional judgment and experience, Greenhill applied a selected range of 2017 estimated revenue multiples of 1.00x to 1.50x to the Company’s 2017 estimated advanced wound care revenues, based on the Company Base Case Forecasts, and applied a selected range of 2017 estimated revenue multiples of 0.25x to 0.75x to the Company’s 2017 estimated traditional wound care revenues, based on the Company Base Case Forecasts.

Taking into account the number of Company Shares outstanding as of January 9, 2017, on a fully diluted basis (calculated using the treasury stock method), this analysis resulted in a range of implied equity values per Company Share of approximately $3.13 to $5.04, compared to the closing price of the Company Shares on January 9, 2017, of $5.00 per Share, and the Company Share Offer Price of $7.00 per Company Share.

Discounted Cash Flow Analysis

Greenhill performed a discounted cash flow analysis of the Company, using both the Company Base Case Forecasts and the Company Investment Case Forecasts. Greenhill calculated the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the fiscal years ending December 31, 2019, using a mid-year convention. Greenhill calculated terminal values for the Company by applying to the Company’s standalone unlevered, after-tax free cash flows for the fiscal year ending December 31, 2019, a selected range of terminal revenue multiples of 1.00x to 1.50x, determined based on Greenhill’s review of the historical enterprise value to estimated reserve multiple for the companies described in the Selected Publicly Traded Companies Analysis described above and applying its professional judgment and experience. The present values (as of December 31, 2016) of the Company’s cash flows and terminal value were then calculated using a selected discount rate range of 13.0% to 15.0%, reflecting Greenhill’s estimate of the Company’s weighted average cost of capital. Using the Company Base Case Forecasts, this analysis resulted in a range of implied equity values per Company Share of $3.70 to $5.85, as compared to the closing price of the Company Shares on January 9, 2017, of $5.00 per Share, and the Company Share Offer Price of $7.00 per Share. Using the Company Investment Case Forecasts, this analysis resulted in a range of implied equity values per Company Share of $5.71 to $8.52, as compared to the closing price of the Company Shares on January 9, 2017, of $5.00 per Company Share, and the Company Share Offer Price of $7.00 per Company Share.

Selected Precedent Transactions Analysis

Greenhill reviewed publicly available financial data relating to the following twenty selected transactions in the wound care industry:

Announcement Date	Acquiror	Target
December 2016	Allergan plc	Acelity L.P. (LifeCell Corporation)
October 2016	Alliqua Biomedical, Inc.	Soluble Systems, LLC
July 2016	The Company	BioD, LLC
May 2016	Scapa Group plc	EuroMed, Inc.
January 2016	MiMedx Group, Inc.	Stability Inc.
June 2015	Integra LifeSciences Holdings Corporation	TEI Biosciences Inc. and TEI Medical Inc.
February 2015	Alliqua Biomedical, Inc.	Celleration, Inc.
October 2014	Globus Medical, Inc.	Transplant Technologies of Texas, Ltd.
May 2014	Alliqua Biomedical, Inc.	Choice Therapeutics, Inc.
January 2014	Organogenesis Inc.	Shire plc (Dermagraft assets)
July 2013	Kinetic Concepts, Inc.	Systagenix Wound Management Limited
June 2013	RTI Biologics Inc.	Pioneer Surgical Technology, Inc.
November 2012	Smith & Nephew plc	Healthpoint Biotherapeutics Ltd.
June 2012	EQT Partners AB	BSN Medical GmbH
May 2012	Koninklijke DSM N.V.	Kensey Nash Corporation
March 2012	The Company	MedEfficiency, Inc.
February 2012	Cytomedix, Inc.	Aldagen, Inc.
December 2012	Baxter International Inc.	Synovis Life Technologies, Inc.
May 2011	Shire plc	Advanced BioHealing Inc.
May 2011	Stryker Corporation	Orthovita, Inc.

Greenhill reviewed, among other things, enterprise values, calculated as the purchase prices paid for the target companies (including any potential milestone, earnout or other contingent payments), of the selected transactions as a multiple of such target companies’ latest 12 months revenue (or, in the case of the transactions involving the target companies Soluble Systems, LLC and Transplant Technologies of Texas, Ltd., where latest 12 months revenue was not available, revenue during the fiscal year in which the transaction was announced). The multiple for the selected transaction involving Aldagen, Inc. was not meaningful because the multiple was above 20.0x. Financial data of the selected transactions were based on public filings, FactSet and publicly available research analysts’ consensus estimates. The results of these calculations were as follows:

Enterprise Value/Sales
Selected Transactions (Mean)	3.52x
Selected Transactions (Median)	3.35x
Selected Transactions (High)	6.44x
Selected Transactions (Low)	1.44x

Greenhill then applied a selected range of latest 12 months revenue (or other applicable period as noted above) multiples of 2.0x to 2.5x derived based on the enterprise value to sales multiples described above and taking into account the differences between the historical enterprise value to revenue multiple for the Company as compared to the average historical enterprise value to estimated revenue multiples for the Peer Indexes described above in the Selected Publicly Traded Company Analysis to the Company’s 2016 estimated revenue from the Company’s advanced wound care business (taking into account the pro forma full year impact of the transaction involving the target company BioD, LLC), and a multiple of 1.0x derived from the selected transactions to the Company’s 2016 estimated revenue from traditional would care business. This analysis resulted in a range of implied equity values per Company Share of $5.57 to $6.75, as compared to the closing price of the Company Shares on January 9, 2017, of $5.00 per Company Share, and the Company Share Offer Price of $7.00 per Company Share.

The companies that participated in the selected transactions are companies that operate in the same industry as the Company and have lines of business and financial and operating characteristics similar to the Company. However, no company, asset or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values for the companies, assets or transactions to which the Company or the Transactions was compared.

Premiums Paid

Greenhill reviewed premiums paid in U.S. public company mergers and acquisitions transactions across all industries with transaction values between $100 million and $500 million announced since January 1, 2012, measured in relation to each target company’s closing share price: (a) on the day prior to the announcement of the applicable transaction, (b) on the day one week prior to the announcement of the applicable transaction, and (c) on the day four weeks prior to the announcement of the applicable transaction. Additionally, Greenhill reviewed the premiums paid in U.S. public healthcare company mergers and acquisitions transactions and U.S. public healthcare equipment and supplies company mergers and acquisitions transactions announced since January 1, 2012, measured in the same manner.

Based on this review and its professional judgment and experience, Greenhill applied: (a) a one-day premiums reference range of 40%—55% to the Company’s closing Company Share price on January 9, 2017, of $5.00 to derive implied equity values per share of the Company Shares ranging from $7.00 to $7.75; (b) a one-week premiums reference range of 45%—55% to the Company’s closing Company Share price on January 2, 2017, of $5.20 to derive implied equity values per share of the Company Shares ranging from $7.54 to $8.06; and (c) a four-week premiums reference range of 35%—50% to the Company’s closing Company Share price on December 12, 2016, of $4.80 to derive implied equity values per Company Share ranging from $6.48 to $7.20, in each case as compared to the closing price of the Company Shares on January 9, 2017, of $5.00 per Company Share, and the Company Share Offer Price of $7.00 per Company Share.

Informational Factors

Greenhill noted certain factors that were not considered part of Greenhill’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	over the 52-week period ending on January 9, 2017, the low and high closing prices for the Company Shares ranged from $2.85 to $5.86; and

•	a publicly available one-year forward Wall Street research analyst stock price target for the Company Shares, which indicated a target stock price range of $8.50, as compared to the closing price of the Company Shares on January 9, 2017, of $5.00 and the Company Share Offer Price of $7.00 per Company Share.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses provided by Greenhill to the Derma Board in connection with its opinion and certain informational factors considered and is not a comprehensive description of all analyses undertaken or factors considered by Greenhill in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Greenhill believes that the analyses summarized above must be considered as a whole. Greenhill further believes that selecting portions of its analyses or factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of such analyses or factors, could create a misleading or incomplete view of the processes underlying Greenhill’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Greenhill considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The estimates of the future performance of the Company in or underlying Greenhill’s analyses are not necessarily indicative of actual values or predictive of future results, which may be significantly more or less favorable than those estimates or those suggested by Greenhill’s analyses. These analyses were prepared solely as part of Greenhill’s analysis of the fairness, from a financial point of view, of the Company Share Offer Price to the holders of Company Shares (other than Purchaser and its affiliates), and were provided to the Derma Board in connection with the delivery of Greenhill’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Greenhill’s view of the actual value of the Company.

The type and amount of consideration payable in the Transactions were determined through negotiations between the Company and Parent, and was approved by the Derma Board. The decision to recommend and to enter into the Merger Agreement was solely that of the Derma Board. As described above, Greenhill’s opinion and analyses were only one of many factors considered by the Derma Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Derma Board, Company management or any other party with respect to the Transactions, any related transactions or the Company Share Offer Price.

In connection with Greenhill’s engagement, the Company has agreed to pay Greenhill for its financial advisory services in connection with the Transactions an aggregate fee of $5.3 million, of which $500,000 was payable following delivery of Greenhill’s opinion (without regard to the conclusions reached in Greenhill’s opinion) and $4.8 million is payable contingent upon consummation of the Transactions. The Company also has agreed to indemnify Greenhill for certain liabilities arising out of Greenhill’s engagement, including liabilities under the federal securities laws, and to reimburse Greenhill for expenses incurred in connection with such engagement.

As the Derma Board was aware, Greenhill in the past has provided, currently is providing and in the future may provide investment banking and other financial services to the Company and its affiliates unrelated to the proposed Transactions, for which services Greenhill has received and expects to receive compensation, including, during the two-year period preceding the date of Greenhill’s opinion, having acted or acting as financial advisor to the Company and/or its affiliates in connection with certain mergers and acquisitions, investment transactions and strategic review matters. During such two-year period, Greenhill received aggregate fees for such financial advisory services unrelated to the proposed Transactions of approximately $1.9 million from the Company and/or its affiliates. As the Derma Board also was aware, during the two-year period preceding the date of Greenhill’s opinion, Greenhill was not engaged by and did not provide any investment banking services to or receive any compensation from Parent or Purchaser, although Greenhill may provide such services to Parent, Purchaser and/or its affiliates in the future for which Greenhill would expect to receive compensation.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

Pursuant to an engagement letter dated as of November 17, 2015, which was amended and restated on February 19, 2016, the Company retained Greenhill as its financial advisor in connection with one or more transactions to involve either (a) the direct or indirect purchase or acquisition by the Company of all or a significant portion of the equity interests, assets, or business of a target company or any other business combination involving the Company and such target company or (b) the direct or indirect sale, transfer, or other disposition of all or a significant portion of the equity interests, assets, or business of the Company to a potential purchaser or other business combination therewith. The Company also retained Greenhill to deliver a fairness opinion as to the fairness of the financial consideration to be paid or received by the Company (and, if applicable, the Company’s stockholders) in connection with a potential transaction. For services rendered in connection with the Offer and the Merger, as well as the delivery of its opinion, the Company has agreed to pay Greenhill a fee of approximately $5.3 million, $500,000 of which was payable following delivery of its fairness opinion and the remainder of which is payable upon consummation of the Merger. In addition, the Company has agreed to reimburse Greenhill for its travel and other out-of-pocket expenses incurred in performing the services, including the fees and expenses of legal counsel, and indemnifies Greenhill against certain liabilities arising out of Greenhill’s engagement.

Neither the Company nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

The information set forth in “Item 4. The Solicitation or Recommendation” of this Schedule 14D-9 is incorporated herein by reference.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

During the 60 days prior to the date of this Schedule 14D-9, the Company has issued Company Shares to holders of outstanding Company Options upon the exercise of such Company Options (“Company Option Exercises”). No executive officer or director of the Company has received Company Shares during this 60-day period as a result of the Company Option Exercises. Other than pursuant to the Company Option Exercises, the vesting of previously granted equity awards, and the Letter Agreement, no transactions with respect to Company Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Derma Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

Golden Parachute Compensation

The information set forth in this section is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the Company’s named executive officers.

The amounts set forth in the table below assume the following:

•	the consummation of the Offer and the Merger occurred on January 23, 2017, the latest practicable date prior to the filing of this Schedule 14D-9;

•	the Company’s named executive officers (other than Mr. Quilty, whose employment terminated on December 21, 2015, and Mr. Wolfenson, whose employment terminated on July 31, 2016) were terminated without “cause” immediately following the consummation of the Offer and the Merger on January 23, 2017, the last practicable date prior to the filing of this Schedule 14D-9; and

•	the value of a Company Share upon the consummation of the Offer and the Merger is $7.00 per Company Share, which is equal to the Company Share Offer Price.

Pursuant to the Merger Agreement, the Company is required to seek and use commercially reasonable efforts to enter into written agreements with each individual who is a “disqualified individual” (within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”)) with respect to the Company or any of its subsidiaries, to provide that, if any of the payments or benefits to which such disqualified individual becomes entitled would constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the related excise tax imposed under Section 4999 of the Code, the disqualified individual would receive either the full amount of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater after-tax amount to such disqualified individual. For purposes of the table below, we have assumed that no reduction would need to be made to the payments to the executive officers in order to avoid triggering an excise tax under Section 4999 of the Code.

In addition, in accordance with the SEC’s executive compensation disclosure rules, the following table does not reflect payments and benefits that are not enhanced by the Offer and the Merger.

For additional details regarding the terms of the arrangements under which the compensation estimated below may be paid, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers and Directors” of this Schedule 14D-9.

The amounts reported below are estimates based on the assumptions described above and in the footnotes to the table. The actual amount of payments and benefits provided to any of the Company’s named executive officers that are based on or otherwise relate to the Offer and the Merger can only be determined at the time the actual triggering event occurs.

Executive Officer (a)	Cash ($) (b)[1]	Equity ($) (c)[2]	Perquisites/ Benefits ($) (d)[3]	Other ($) (e)[4]	Total ($) (f)[5]
Stephen T. Wills	$—	$192,500	$—	$1,200,000	$1,392,500
John E. Yetter	$282,000	$178,100	$27,000	—	$487,100
Robert C. Cole	$262,000	$178,100	$20,000	—	$460,100
Frederic Eigner	$207,400	$178,100	$7,000	—	$392,500
Edward J. Quilty[6]	$—	N/A	$—	—	$—
Barry J. Wolfenson[7]	$—	N/A	$—	—	$—

(1)	Cash amounts for Messrs. Yetter, Cole and Eigner include the executive officer’s severance, provided pursuant to those named executive officers’ respective employment agreements, in an amount equal to his annual base salary in effect immediately prior to termination. The severance amount is payable over 12 equal monthly installments. Notwithstanding the foregoing, as a Canadian employee, Mr. Eigner will be entitled to a severance payment equal to the greater of his annual base salary of CDN$282,000 or as required by common law. Mr. Eigner’s compensation is converted to U.S. dollars using an exchange rate of 1.36. All of these severance amounts are attributable to “double-trigger” arrangements, meaning that payment is made upon termination without cause on or after a change in control.

(2)	Equity amounts reported above consist of the aggregate dollar value of in-the-money unvested Company Options and Company RSUs that would become vested upon the occurrence of a change in control. The dollar values reported above are based on a stock price of $7.00 per Company Share. All of these amounts are attributable to “single-trigger” arrangements, meaning that vesting is accelerated upon the occurrence of a change in control, without regard to termination of employment.
(3)	Reflects the “double trigger” payment of continued healthcare benefits for each of Messrs. Yetter, Cole and Eigner, at the Company’s cost, for 12 months following a termination of employment without cause, which are provided pursuant to the named executive officers’ respective employment agreements. The cost of the healthcare benefits represents the cost to the Company of providing continued healthcare benefits as determined in accordance with GAAP.
(4)	For each executive officer other than Messrs. Quilty and Wolfenson, the amounts also reflect payment of cash-based retention and/or bonus arrangements of (a) up to $1,200,000 for Mr. Wills, less the amount of an expected $200,000 bonus to be paid in February 2017 to Mr. Wills in respect of services provided during 2016, and (b) an amount to be determined for each of the other eligible executive officers, which allocation is expected to be made in connection with the review by the Compensation Committee in February 2017. The retention and/or bonus amounts are attributable to “single-trigger” arrangements, meaning that payment occurs as a result of the change in control, without regard to termination of employment.
(5)	For each executive officer, this amount includes the aggregate dollar value of the sum of all amounts reported in columns (b) through (e). The table below quantifies the portion of the aggregate amount reported for each executive officer which is attributable to “double-trigger” and “single-trigger” arrangements, respectively.

Named Executive Officer	Amounts Attributable to Double-Trigger Arrangements (Cash Payments and Healthcare Continuation)	Amounts Attributable to Single- Trigger Arrangements (Accelerated Vesting of Equity and Transaction Bonuses)
Stephen T. Wills	N/A	$1,392,500
John E. Yetter	$309,000	$178,100
Robert C. Cole	$282,000	$178,100
Frederic Eigner	$214,400	$178,100
Edward J. Quilty	N/A	N/A
Barry J. Wolfenson	N/A	N/A

(6)	Edward J. Quilty, former Chief Executive Officer of the Company, departed from the Company effective as of Monday, December 21, 2015. He is not entitled to any Transaction-related payments or benefits as a result of the Transactions.
(7)	Barry J. Wolfenson, former Group President, Advanced Wound Care of the Company, departed from the Company effective as of Sunday, July 31, 2016. He is not entitled to any Transaction-related payments or benefits as a result of the Transactions.

Vote Required to Approve the Merger

The Derma Board has approved the Offer, the Merger, the Merger Agreement and the agreements contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of its remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Parent, and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Conditions of the Offer

The information set forth in “Section 14—Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Anti-Takeover Statute

In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless one of certain conditions are met, including that the transaction in which the stockholder became an interested stockholder or the business combination, as applicable, was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder.

Each of Parent and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Derma Board approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” of this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered their Shares in the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that neither the Company, Parent, nor Purchaser will take any action to perfect any appraisal rights of any stockholder.

The following summary is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II, and which does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under Section 262 of the DGCL.

If a stockholder wishes to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which is the first date on which Purchaser irrevocably accepts for purchase the Shares tendered as part of the Offer, and 20 days after the date of mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to Derma Sciences, Inc., 214 Carnegie Center, Suite 300, Princeton, New Jersey 08540, Attention: Martin J. Conroy, Esq. Chief Legal Officer, (609) 514-4744 x1130. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all such holders of Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition, and stockholders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.

The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the Delaware Court is to take into account all relevant factors. The Delaware Court must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

In determining fair value, the Delaware Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation.

Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery held in Huff v. CKx (2015) that, based on the facts and circumstances of that case, the merger price was the best indicator of the fair value of the CKx dissenting shares (the ruling was subsequently affirmed by the Delaware Supreme Court in a ruling issued without an opinion).

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws, or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Company Share Offer Price, Series A Offer Price, or Series B Offer Price, as applicable. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE COMPANY SHARE OFFER PRICE, SERIES A OFFER PRICE, OR SERIES B OFFER PRICE, AS APPLICABLE.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger. Legal proceedings arising out of or relating to the Offer, the Merger, or the other Transactions may be filed in the future.

Antitrust Compliance

Under the HSR Act and the rules promulgated thereunder, certain transactions may not be consummated until required information and documentary material has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and the applicable waiting period requirements have been satisfied. The purchase of Shares as part of the Offer is subject to such requirements.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed, on January 19, 2017, such Premerger Notification and Report Form in connection with the purchase of Shares in the Offer, and the Company filed its Premerger Notification and Report Form on January 23, 2017. As a result, the 15 calendar day waiting period shall expire on February 3, 2017. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of Parent’s substantial compliance with that request. After that time, absent Parent’s and the Company’s agreement, the acquisition can be blocked only by court order. The FTC and the Antitrust Division may terminate the applicable waiting period at any time before its expiration.

Parent and the Company and certain of their subsidiaries conduct business in several countries outside of the United States. Other competition agencies with jurisdiction over the Transactions could also initiate action to challenge or block the Transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the Transactions before the Transactions are consummated. Neither Parent nor the Company can be certain that a challenge to the Transactions will not be made or that, if a challenge is made, that Parent and/or the Company, as applicable, will prevail against such challenge.

Forward-Looking Statements

All of the statements in this document (including those incorporated by reference), other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of the Company by Parent and Purchaser. As a general matter, forward-looking statements are those focused upon anticipated events or trends, expectations, and belief relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company’s operations and business environment, and certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this Schedule 14D-9 or that are otherwise made by or on behalf of the Company. Among others, the following factors could cause actual results to differ materially from those set forth in the forward-looking statements: (i) uncertainties as to how many Derma stockholders will tender their Shares in the Offer; (ii) the possibility that competing offers will be made; (iii) the possibility that various closing conditions for the Transaction may not be satisfied or waived; (iv) the risk that the Merger Agreement may be terminated in circumstances requiring the Company to pay a termination fee; (v) risks related to obtaining the requisite consents to the Offer and the Merger, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals) and the risk that one or more governmental entities may deny approval; (vi) the possibility that the Transactions may not be timely completed, if at all; and (vii) the possibility that, prior to the completion of the Transaction, if at all, the Company’s business may experience significant disruptions due to transaction-related uncertainty. Other factors that could cause actual results to differ materially include those set forth in the Company’s SEC reports, including, without limitation, the risks described in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2015, and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016. The Company assumes no obligation and does not intend to update these forward-looking statements, except as expressly required by law.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 25, 2017 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Integra LifeSciences Holdings Corporation with the SEC on January 25, 2017).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Integra LifeSciences Holdings Corporation with the SEC on January 25, 2017).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Integra LifeSciences Holdings Corporation with the SEC on January 25, 2017).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Integra LifeSciences Holdings Corporation with the SEC on January 25, 2017).

(a)(1)(E)	Form of Summary Advertisement published in the Wall Street Journal on January 25, 2017 (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Integra LifeSciences Holdings Corporation with the SEC on January 25, 2017).

(a)(1)(F)	Press Release issued by Integra LifeSciences Holdings Corporation on January 10, 2017 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Integra LifeSciences Holdings Corporation with the SEC on January 11, 2017).

(a)(1)(G)`	Press Release issued by Integra LifeSciences Holdings Corporation on January 25, 2017 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO filed by Integra LifeSciences Holdings Corporation with the SEC on January 25, 2017).

(a)(1)(H)	Press Release issued by Derma Sciences, Inc., dated January 10, 2017 (incorporated herein by reference to Derma Sciences, Inc.’s Form SC 14D9 filed with the SEC on January 11, 2017).

(a)(1)(I)	Letter to Stockholders of Derma Sciences, Inc., dated January 25, 2017.

Exhibit No.	Description

(a)(5)(A)	Opinion of Greenhill & Co., LLC, dated January 10, 2017 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of January 10, 2017, by and among Integra LifeSciences Holdings Corporation, Integra Derma, Inc., and Derma Sciences, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Integra LifeSciences Holdings Corporation with the SEC on January 11, 2017).

(e)(2)	Letter, dated as of January 10, 2017, from Integra LifeSciences Holdings Corporation to Derma Sciences, Inc. (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed by Integra LifeSciences Holdings Corporation with the SEC on January 25, 2017).

(e)(3)	Confidentiality Agreement, dated as of October 13, 2016, by and between Derma Sciences, Inc. and Integra LifeSciences Holdings Corporation (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Integra LifeSciences Holdings Corporation with the SEC on January 25, 2017).

(e)(4)	Amended and Restated Derma Sciences, Inc. 2012 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Derma Sciences, Inc. with the SEC on May 23, 2014).

(e)(5)	The Derma Sciences, Inc. Amended and Restated Stock Option Plan, dated February 9, 2011 (incorporated herein by reference to Exhibit 10.06 to the Annual Report on Form 10-K filed by Derma Sciences, Inc. with the SEC on March 29, 2011

(e)(6)	The Derma Sciences, Inc. Restricted Stock Plan, dated March 31, 2006 (incorporated herein by reference to Appendix D in the Proxy Statement filed by Derma Sciences, Inc. with the SEC on April 5, 2006).

(e)(7)	Form of Restricted Share Unit Agreement (Executive Officer) (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Derma Sciences, Inc. with the SEC on December 21, 2012).

(e)(8)	Form of Performance-Based Restricted Share Unit Agreement (Executive Officer) (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Derma Sciences, Inc. with the SEC on December 21, 2012).

(e)(9)	Employment Agreement, dated March 7, 2012, between Derma Sciences, Inc. and John E. Yetter, CPA (incorporated herein by reference to Exhibit 10.02 to the Current Report on Form 8-K filed by Derma Sciences, Inc. with the SEC on March 13, 2012).

(e)(10)	Amendment to Employment Agreement, dated December 20, 2012, between Derma Sciences, Inc. and John E. Yetter, CPA (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Derma Sciences, Inc. with the SEC on December 21, 2012).

(e)(11)	Second Amendment to Employment Agreement, dated March 27, 2013, between Derma Sciences, Inc. and John E. Yetter, CPA (incorporated herein by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed by Derma Sciences, Inc. with the SEC on March 28, 2013).

(e)(12)	Third Amendment to Employment Agreement, dated March 9, 2015, between Derma Sciences, Inc. and John E. Yetter, CPA (incorporated herein by reference to Exhibit 10.40 to the Annual Report on Form 10-K filed by Derma Sciences, Inc. with the SEC on March 11, 2015).

(e)(13)	Employment Agreement, dated March 7, 2012, between Derma Sciences, Inc. and Robert C. Cole (incorporated herein by reference to Exhibit 10.03 to the Current Report on Form 8-K filed by Derma Sciences, Inc. with the SEC on March 13, 2012).

Exhibit No.	Description

(e)(14)	Amendment to Employment Agreement, dated December 20, 2012, between Derma Sciences, Inc. and Robert C. Cole (incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Derma Sciences, Inc. with the SEC on December 21, 2012).

(e)(15)	Second Amendment to Employment Agreement, dated March 27, 2013, between Derma Sciences, Inc. and Robert C. Cole (incorporated herein by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed by Derma Sciences, Inc. with the SEC on March 28, 2013).

(e)(16)	Third Amendment to Employment Agreement, dated March 9, 2015, between Derma Sciences, Inc. and Robert C. Cole (incorporated herein by reference to Exhibit 10.42 to the Annual Report on Form 10-K filed by Derma Sciences, Inc. with the SEC on March 11, 2015).

(e)(17)	Employment Agreement, dated March 12, 2012, between Derma Sciences, Inc., Derma Sciences Canada Inc., and Frederic Eigner (incorporated herein by reference to Exhibit 10.05 to the Current Report on Form 8-K filed by Derma Sciences, Inc. with the SEC on March 13, 2012).

(e)(18)	Amendment to Employment Agreement, dated December 20, 2012, between Derma Sciences, Inc., Derma Sciences Canada Inc., and Frederic Eigner (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Derma Sciences, Inc. with the SEC on December 21, 2012).

(e)(19)	Second Amendment to Employment Agreement, dated March 27, 2013, between Derma Sciences, Inc., Derma Sciences Canada Inc., and Frederic Eigner (incorporated herein by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed by Derma Sciences, Inc. with the SEC on March 28, 2013).

(e)(20)	Third Amendment to Employment Agreement, dated March 9, 2015, between Derma Sciences, Inc., Derma Sciences Canada Inc., and Frederic Eigner (incorporated herein by reference to Exhibit 10.43 to the Annual Report on Form 10-K filed by Derma Sciences, Inc. with the SEC on March 11, 2015).

(e)(21)	2013 Director Compensation Program (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Derma Sciences, Inc. with the SEC on May 24, 2013).

(e)(22)	2014 Director Compensation Program (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Derma Sciences, Inc. with the SEC on May 23, 2014).

(e)(23)	Letter Agreement, dated January 9, 2017, by and among Derma Sciences, Inc., Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO filed by Integra LifeSciences Holdings Corporation with the SEC on January 25, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DERMA SCIENCES, INC.

By:	/s/ John E. Yetter
John E. Yetter, CPA
Executive Vice President, Finance and Chief Financial Officer

January 25, 2017

Annex I

Greenhill & Co., LLC

300 Park Avenue

New York, NY 10022

(212) 389-1500

(212) 389-1700 Fax

January 10, 2017

Board of Directors

Derma Sciences, Inc.

214 Carnegie Center

Suite 300

Princeton, NJ 08540

Members of the Board of Directors:

We understand that Derma Sciences, Inc. (the “Company”), Integra LifeSciences Holdings Corporation (“Parent”) and Integra Derma, Inc. (“Merger Subsidiary”) propose to enter into an Agreement and Plan of Merger, dated as of January 10, 2017 (the “Merger Agreement”), which provides, among other things, for Merger Subsidiary, a wholly owned subsidiary of Parent, to commence a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) at a purchase price of $7.00 per share (the “Consideration”) and, following consummation of the Tender Offer, the merger (the “Merger,” together with the Tender Offer, the “Transaction”) of Merger Subsidiary with and into the Company, as a result of which the Company will become a wholly-owned subsidiary of Parent. In the Merger, each issued and outstanding share of Common Stock not tendered into the Tender Offer, other than shares of Common Stock held in treasury by the Company, shares of Common Stock owned by Parent, and any Dissenting Shares (as such term is defined in the Merger Agreement), shall be converted into the right to receive the Consideration. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Consideration to be received by the holders of Common Stock (other than Parent and its affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. We have not been requested to opine as to, and our opinion does not in any manner address the underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to other potential strategies or transactions that may be available to the Company.

For purposes of the opinion set forth herein, we have:

1.	reviewed the Merger Agreement;

2.	reviewed certain publicly available financial statements of the Company;

3.	reviewed certain other publicly available business and financial information relating to the Company;

4.	reviewed certain information, including financial forecasts and other financial and operating data, concerning the Company supplied to or discussed with us by the management of the Company, including base case financial forecasts for the Company prepared by the management of the Company and approved for our use by the Company (the “Company Base Case Forecasts”) and investment case financial forecasts for the Company prepared by the management of the Company and approved for our use by the Company (the “Company Investment Case Forecasts”);

5.	discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;

Board of Directors Derma Sciences, Inc. January 10, 2017 Page 2

6.	reviewed the historical market prices and trading activity for the Common Stock and analyzed its implied valuation multiples;

7.	compared the Consideration with values for the Common Stock derived based on the financial terms, to the extent publicly available, of certain transactions that we deemed relevant;

8.	compared the Consideration to present values for the Common Stock derived by discounting future cash flows and a terminal value for the Company at discount rates we deemed appropriate;

9.	compared the Consideration with values for the Common Stock derived by separately valuing the parts of the Company’s business at multiples we deemed appropriate;

10.	participated in discussions and negotiations among representatives of the Company and its legal advisors; and

11.	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information and data publicly available, supplied or otherwise made available to, or reviewed by or discussed with us. With respect to the Company Base Case Forecasts and the Company Investment Case Forecasts, we have assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company under the respective scenarios reflected therein, and, at your direction, we have relied upon the Company Base Case Forecasts and the Company Investment Case Forecasts in arriving at our opinion. We express no opinion with respect to the Company Base Case Forecasts or the Company Investment Case Forecasts or the assumptions upon which they are based. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. We have assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, and without waiver or modification of any terms or conditions the effect of which would be in any way meaningful to our analysis. We have further assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the Transaction will be obtained without any effect on the Company or the Transaction in any way meaningful to our analysis. We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and Parent and their respective advisors with respect to such issues. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for rendering this opinion and for other services rendered in connection with the Merger, a significant portion of which is contingent on the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. As the Company has been advised, we in the past have provided, currently are providing and in the future may provide investment banking services to the Company and its affiliates unrelated to the proposed Transaction, for which services we have received and expect to receive compensation, including, during the two years preceding the date of this opinion, having acted or acting as financial advisor to the Company and/or its affiliates in connection with certain mergers and acquisitions, investment transactions and strategic review matters. As the Company has been advised, during the two years preceding the date of this opinion, we have not been engaged by, provided any investment banking services to or received any compensation from Parent, although we may provide such services to Parent and/or its affiliates in the future for which we would expect to receive compensation.

It is understood that this letter is for the information of the Board and is rendered to the Board in connection with its consideration of the Merger and may not be used for any other purpose or relied upon by any other person

Board of Directors Derma Sciences, Inc. January 10, 2017 Page 3

without our prior written consent. This opinion addresses only the fairness from a financial point of view to the holders of Common Stock (other than Parent and its affiliates), as of the date hereof, of the Consideration to be received by such holders pursuant to the Merger Agreement. We are not expressing any view or opinion as to any other terms or aspect of the Merger Agreement or the Transaction or any agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including as to the fairness of the Transaction to, or any consideration to be received in connection with the Merger, by holders of any other class of securities, any creditors or any other constituencies of the Company. We are also not expressing any view or opinion as to the impact of the Transaction on the solvency or the viability of the Company or Parent or their ability to pay their respective obligations when they come due. We express no view or opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons relative to the Consideration to be received by the holders of the Common Stock in the Transaction or with respect to the fairness of any such compensation. We also express no view or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and we assume that opinions, counsel and interpretations regarding such matters have been or will be obtained from the appropriate professional sources. This opinion has been approved by our fairness committee. This opinion is not intended to be and does not constitute a recommendation to the members of the Board as to whether they should approve the Transaction or the Merger Agreement or take any other action in connection therewith, nor does it constitute a recommendation as to whether any stockholder of the Company should tender Common Stock into the Tender Offer or otherwise act with respect to the Transaction.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that as of the date hereof the Consideration to be received by the holders of Common Stock (other than Parent and its affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very best regards, GREENHILL & CO., LLC

By:	/s/ Ashish K. Contractor
Ashish K. Contractor
Managing Director

ANNEX II

Section 262 of the Delaware General Corporation Law

§ 262 Appraisal rights

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.